FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
As of 05/5/2006
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(352) 26 68 3152
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium’s notice of Annual General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.
By: /s/ Raúl H. Darderes
Name: Raúl H. Darderes
Title: Corporate Secretary
Dated: May 5, 2006

April 24, 2006
Dear Ternium Shareholder,
I am pleased to invite you to attend the Annual General Meeting of Shareholders of TERNIUM S.A., société anonyme holding, to be held on Wednesday, June 7, 2006, at 46A, avenue John F. Kennedy L-1855 Luxembourg. The Meeting will begin promptly at 2:30 p.m., local time.
At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations.
Enclosed please find the Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement. These documents, as well as the Company’s 2005 annual report (which includes the Company’s financial statements for the year ended December 31, 2005 in their consolidated and unconsolidated form together with the directors’ report and the report of the independent auditors), are available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1 (888) 269 2377 (this number is toll free if you call from the United States) and are available free of charge at the Company’s registered office in Luxembourg.
Even if you only own a few shares, I would like to see them represented at the meeting. You can vote the shares represented by your ADRs by proxy using the enclosed dedicated proxy form. Please see the letter from The Bank of New York, the depositary bank, or your broker/custodian, for instructions on how to exercise your vote by proxy.
I look forward to welcoming you on June 7, 2006.
Very truly yours,
Paolo Rocca
Chairman

THE BANK OF NEW YORK
101 Barclay Street
New York, NY 10286

Re: TERNIUM S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”) for Shares of Common Stock, US$1 Nominal Value (“Common Stock”), of Ternium S.A. (the “Company”):
The Company has announced that its Annual General Meeting of Shareholders will be held on June 7, 2006, at 2:30 p.m. C.E.T., the meeting will take place at 46A, avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for such meeting, is enclosed.
The enclosed materials are provided to allow the shares represented by your ADRs to be voted at the meeting. They include the Notice of Annual General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement. These documents, as well as the Company’s 2005 annual report (which includes the Company’s financial statements for the year ended December 31, 2005 in their consolidated and unconsolidated form), are available on the Company’s website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1-888-269-2377 (this number is toll free if you call from the United States) and are available free of charge at the Company’s registered office in Luxembourg.
Each holder of ADRs as of May 1, 2006 is entitled to instruct The Bank of New York, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Eligible ADR holders who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York, 101 Barclay Street, New York, NY 10286, U.S.A. Attention: American Depositary Receipt Administration. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on June 1, 2006, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on June 1, 2006, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of shares underlying such ADRs to vote that amount of shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.
Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on June 1, 2006. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.
In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from May 1, 2006, until June 2, 2006.
IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR
VOTING INSTRUCTIONS PRIOR TO 3:00 P.M. (NEW YORK CITY TIME) ON JUNE 1, 2006.

THE BANK OF NEW YORK
Depositary
April 24, 2006
New York, New York

Ternium S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 98 668
Notice of the Annual General Meeting of Shareholders  to be held on June 7, 2006 at 2:30 p.m. C.E.T.
Notice is hereby given to holders of shares of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on June 7, 2006, at 2:30 p.m. (local time). The meeting will be held at 46A, avenue John F. Kennedy L-1855 Luxembourg. The items listed below will be submitted to the vote of the Shareholders.
Agenda

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2005.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005.

3.	Allocation of results.

4.	Discharge to the members of the Board of Directors and to the former members of the Board of Directors Messrs. Carlos M. Franck and Fernando R. Mantilla for the exercise of their mandate throughout the year ended December 31, 2005.

5.	Election of the Board of Directors’ members.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

7.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

8.	Board of Directors’ compensation.

9.	Appointment of independent auditors and approval of their fees.
Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

Procedures for attending the meeting
Any shareholder who holds one or more share(s) of the Company on June 2, 2006 (the “Record Date”) shall be admitted to the Annual General Meeting of Shareholders of the Company. Holders of shares as of June 2, 2006 may also vote by proxy.
Those shareholders who have sold their shares between the Record Date and the date of the Annual General Meeting of Shareholders must not attend or be represented at such meeting. In case of breach of such prohibition, criminal sanctions may apply (article 17, first paragraph, in fine, of the Articles of Association of the Company).
Holders of American Depositary Receipts (the “ADRs”) as of May 1, 2006 who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it pursuant to the instructions indicated on the form.
The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meeting, and further details on voting procedures) and the forms furnished by the Company in connection with the meeting, may be obtained from the Company’s registered office located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, or from the Depositary, between 10:00 a.m. and 5:00 p.m. (local time).
Copies of the Shareholder Meeting Brochure and Proxy Statement and the forms are also available at http://www.ternium.com/en/investor/. Copies of the Company’s financial statements and the reports of the auditors as well as the documents referred to in the preceding sentence may also be obtained free of charge at the Company’s registered office in Luxembourg.
Raúl H. Darderes
Secretary to the Board of Directors
April 24, 2006
Luxembourg

Ternium S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 98 668
Shareholder meeting brochure and proxy statement
Annual General Meeting of Shareholders to be held on June 7, 2006 at 2:30 p.m. C.E.T.
This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on June 7, 2006, starting at 2:30 p.m., C.E.T., for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”), at 46A, avenue John F. Kennedy L-1855 Luxembourg.
As of April 24, 2006, there were issued and outstanding 2,004,743,442 shares of common stock, US$1 nominal value each, of the Company (the “Common Stock”), including shares of Common Stock (the “Deposited Shares”) deposited with The Bank of New York (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares).
Each holder of shares of Common Stock is entitled to one vote per share.
Holders of shares as of June 2, 2006 may also vote by proxy.
Each holder of ADRs as of May 1, 2006 is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Elegible holders of ADRs who desire to vote the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York, 101 Barclay Street, New York, NY 10286, U.S.A. Attention: American Depositary Receipt Administration, by 3:00 p.m., New York City time, on June 1, 2006. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on June 1, 2006, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on June 1, 2006, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of shares underlying such ADRs to vote that amount of shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on June 1, 2006. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time. In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from May 1, 2006 until June 2, 2006.
Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank.
Holders of ADRs traded in the New York stock exchange need not have their ADRs blocked for trading.
The meeting will appoint a chairperson pro tempore to preside over the meeting. The chairperson pro tempore will have broad authority to conduct the meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.
Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by majority vote, irrespective of the number of shares present or represented.
The meeting is called to address and vote on the following items:
1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2005
The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the fiscal year ended December 31, 2005, and having considered the reports from each of the Board of Directors and Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, on such consolidated financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2005 and the related consolidated statement of income, consolidated statement of changes in shareholders’ equity, consolidated cash flow statement and notes to the consolidated financial statements, the report from Price Waterhouse & Co. S.R.L. on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s annual report 2005, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1 (888) 269 2377 (this number is toll free if you call from the United States) and are available free of charge at the Company’s registered office in Luxembourg.
2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005
The Board of Directors recommends a vote FOR approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005, and having considered the report from each of the Board of Directors and PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, member firm of PricewaterhouseCoopers, on such unconsolidated annual accounts. These documents are included in the Company’s annual report 2005, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1 (888) 269 2377 (this number is toll free if you call from the United States) and are available free of charge at the Company’s registered office in Luxembourg.
3.	Allocation of Results
The Board of Directors recommends a vote FOR approval of an allocation of the profits of the year ended December 31, 2005 of US$ 107,623,638 to the Company’s retained earnings account.
4.	Discharge to the members of the Board of Directors and to the former members of the Board of Directors Messrs. Carlos M. Franck and Fernando R. Mantilla for the exercise of their mandate throughout the year ended December 31, 2005
In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s accounts for the year ended December 31, 2005, the members of the Board of Directors and the former members of the Board of Directors Messrs. Carlos M. Franck and Fernando R. Mantilla be discharged from any liability in connection with the management of the Company’s affairs during such year.
5.	Election of the Board of Directors’ members
The Company’s Articles of Association provide for the annual election by the holders of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.
Under the Company’s Articles of Association and applicable U.S. laws and regulations, effective on February 1, 2006, the Company is required to have an audit committee comprised solely of directors who are independent.
The present Board of Directors of the Company consists of eleven Directors. Three members of the Board of Directors (Messrs. Ubaldo Aguirre, Adrian Lajous and Gerardo Sepulveda) qualify as independent members under the Company’s Articles of Association.
It is proposed that the current members of the Board of Directors be re-elected.
Set forth below is summary biographical information of each of the candidates:
1) Mr. Ubaldo Aguirre*. Mr. Aguirre is a managing director of Aguirre, Gonzalez and Marx S.A., and argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Mr. Aguirre is an Argentine citizen
2) Mr. Roberto Bonatti. Mr. Bonatti is president of San Faustin N.V., president of Techint Compañía Técnica Internacional S.A.C.I. of Argentina, and Tecpetrol S.A. and a director of Tenaris S.A., Siderca S.A.I.C. and Siderar S.A.I.C. Mr. Bonatti is an Italian citizen.
3) Mr. Rinaldo Campos Soares. Mr. Campos Soares is president and a member of the board of directors of Usinas Siderurgicas de Minas Gerais S/A – USIMINAS, president of Cosipa, chairman of the board of directors of Rio Negro Comércio e Indústria de Aço, Usiparts Sistemas Automotivos, president of Usiminas Mecânica, president of Fundação São Francisco Xavier and vice president of the Brazilian Steel Institute. Mr. Campos Soares is a Brazilian citizen.
4) Mr. Carlos Condorelli. Mr Condorelli is chief financial officer of Tenaris S.A., and vice president and member of the board of directors of each of Tenaris Financial Services S.A. and Tenaris Global Services S.A.
5) Mr. Adrian Lajous*. Mr. Lajous is senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. Mr. Lajous is a Mexican citizen.
6) Mr. Bertoldo Machado Veiga. Mr. Machado Veiga is chairman of the board of directors of Usinas Siderurgicas de Minas Gerais S/A – USIMINAS and head of its legal department, and a director of Fasal S/A Comércio e Indústria de Produtos Siderúrgicos. Mr. Machado Veiga is a Brazilian citizen.
7) Mr. Bruno Marchettini. Mr. Marchettini is chief technological officer of the Techint Group and a director of San Faustin N.V., Tenaris S.A. and Siderar S.A.I.C. Mr. Marchettini is an Italian citizen.
8) Mr. Gianfelice Mario Rocca. Mr. Rocca is chairman of the board of directors of San Faustin N.V., a director of I.I.I. Industrial Investments Inc., Tenaris S.A., Dalmine S.p.A. and Tubos de Acero de México, S.A., president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Techint S.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Ras, RCS Quotidiani, Fastweb, Buzzi Unicem and Cam Finanziara S.p.A. He is Vice President of Confindustria, the leading association of Italian industrialists. He is a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Gianfelice Rocca graduated in Physics cum laude at the University of Milan and holds a postgraduate degree from the Harvard Business School. Mr. Rocca is an Italian citizen.
9) Mr. Paolo Rocca. Mr. Rocca is chairman of our board of directors. He is also chairman and chief executive officer of Tenaris S.A., director and vice-president of San Faustín N.V., director of Techint Financial Corporation N.V., chairman of the board of directors of Tubos de Acero de México S.A. and Dalmine S.p.A., honorary chairman of Siderar S.A.I.C. and vice-president of Confab Industrial S.A. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute), member of the International Advisory Committee of the NYSE (New York Stock Exchange) and member of the Private Sector Advisory Council of the IDB (Inter-American Development Bank). Mr. Rocca is an Italian citizen.
10) Mr. Gerardo R. Sepulveda*. Mr. Sepulveda is a partner of The Latin America Enterprise Fund I & II and a partner of Westfield Capital Ltd., a director of Construmat, Cosapi and Venequip and Past President of The Chile-U.S. Chamber of Commerce. Mr. Sepulveda is a Chilean citizen.
11) Mr. Daniel Agustin Novegil. Mr. Novegil is chief executive officer of the Company.
* Independent directors
Each elected director will hold office until the next annual meeting of shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 6, 2007.
The Board of Directors of the Company met 18 times during 2005. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association of the

Company. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.
6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members
It is proposed that the Board of Directors of the Company be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.
7.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact
In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors of the Company (the “Board”) to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.
8.	Board of Directors’ compensation
It is proposed that each of the Board of Directors’ members in office each receive an amount of US$ 50,000 as compensation for the performance of their duties during the current fiscal year. It is further proposed that the Directors who are members of the Company’s Audit Committee receive an additional fee of US$ 50,000.
9.	Appointment of independent auditors and approval of their fees
Based on the recommendation from the Company’s Audit Committee, the Board of Directors of the Company recommends a vote FOR the appointment of PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, member firm of PricewaterhouseCoopers, as independent auditors of the Company for the fiscal year ending December 31, 2006, to be engaged until the next annual general meeting that will be convened to decide on the 2006 accounts.
In addition, the Board of Directors recommends a vote FOR approval of an amount up to US$ 2,784,367 payable to the independent auditors as fees for services to be rendered during the fiscal year ending December 31, 2006, such fees to cover the audit of the Company’s consolidated financial statements and annual accounts, other audit related services and other services rendered by the independent auditors and other member firms of PricewaterhouseCoopers specifically engaged for that purpose. The Board also recommends that the Board of Directors be authorized to modify such compensation whenever it would conclude that circumstances would merit a change.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 6, 2007. A holder of shares who intends to present a proposal at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg not later than 4:00 P.M. (local time) on February 20, 2007, in order for such proposal to be considered for inclusion on the agenda for the 2007 annual general meeting of shareholders.

PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, member firm of PricewaterhouseCoopers, are the auditors of the Company for the fiscal year ended December 31, 2005. A representative of the auditors will be present at the Meeting to respond to questions.
Raúl H. Darderes
Secretary to the Board of Directors

Annual Report and Accounts 2005

Index

Company Profile

Operating and Financial Highlights

Letter to Shareholders

IPO and the Creation of Ternium

Business Review (Market Background and Outlook, Summary of Results, Regional Performance, Investments)

Communities and Environment Review

Corporate Governance

Board of Directors and Executive Officers

Operating and Financial Review (MD&A)

Consolidated Financial Statements

Report and Accounts of Ternium S.A. (Luxembourg GAAP)

Contact Info

Annual Report and Accounts 2005
Company Profile
Ternium is one of the leading steel companies in the Americas. We manufacture and process a broad spectrum of value-added steel products, including tinplate, galvanized and electro-galvanized sheets, pre-painted sheets, hot rolled pickled and annealed and cold rolled steel, as well as slit and cut-to-length offerings through our service centers. We also produce long steel products such as bars and wire rod.
Our customers range from large global companies to small enterprises operating in the construction, home appliances, capital goods, containers, food and automotive industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.
Ternium supports its operations with 18,300 direct employees. Our integrated manufacturing facilities, which produced nearly 10 million tons of crude steel in 2005 are located in Mexico, Argentina and Venezuela, providing us with a strong position from which to serve our core markets throughout the Americas. In addition, our own distribution network gives us access to the global steel markets.
Ternium’s production costs are among the lowest in the industry as a result of favorable access to energy and proximity to iron ore sources, further enhanced by our proprietary mines in Mexico.
The contributions we make to the communities were we operate are key to our success, therefore, we are committed to investing in their development and aim to share our achievements with our neighbors.

Annual Report and Accounts 2005
Operating and Financial Highlights

	2005	2004
SALES VOLUME (thousand tons)
Flat products	5,275.9	2,176.0
Long products	1,217.7	—
Total flat and long products	6,493.5	2,176.0

FINANCIAL INDICATORS (million of US dollars)

Net sales	4,447.7	1,598.9
Operating income	1,392.2	514.2
EBITDA (1)	1,762.9	613.4
Income before income tax expense	1,291.3	925.7
Net income attributable to:
Equity holders of the Company	704.4	457.3
Minority interest	368.4	290.8

Net income for the year	1,072.8	748.2

Free cash flow (2)	1,017.5	425.0

Capital expenditures	244.9	92.6

BALANCE SHEET (million of US dollars)

Total assets	8,660.0	2,646.6
Total financial debt	2,916.3	123.0
Net financial debt	2,145.5	(160.6)
Total liabilities	5,084.1	874.8
Capital and reserves attributable to the company’s equity holders	1,842.5	1,026.7
Minority interest	1,733.5	745.1

STOCK DATA (US dollars per share / ADS)

Basic earnings per share	0.58	0.39
Basic earnings per ADS (3)	5.82	3.91

Weighted average number of shares outstanding (4)	1,209,476.6	1,168,943.6
(thousand shares)

DIRECT EMPLOYEES (5)	18,283
OUTSOURCED PERSONNEL	4,733
Note: based on combined and consolidated financial data. The combined consolidated financial statements for the year 2004 combine and consolidate Siderar, Ylopa and Techintrade. The combined consolidated financial statements for the year 2005 combine and consolidate Siderar, Ylopa and Techintrade, together with Amazonia since February 2005 and Hylsamex since August 2005.

(1)	EBITDA equals operating income of US$1.4 billion and US$0.5 billion plus depreciation and amortization of US$316.4 million and US$99.2 million in 2005 and 2004, respectively, and other non cash items of US$54.3 million in 2005 (closure of certain facilities in Hylsamex).

(2)	Free cash flow equals net cash provided by operating activities of US$1.3 billion and US$0.5 billion less capital expenditures of US$0.2 billion and US$0.1 billion in 2005 and 2004 respectively.

(3)	Each ADS represents 10 shares of common stock.

(4)	For fiscal year 2004 we assumed that 1,168,943,632 shares were issued and outstanding during the year and as of the year’s end. For fiscal year 2005, the weighted average shares outstanding were 1,209,476,609.

(5)	We expect that during 2006 some outsourced personnel will be incorporated in Ternium as direct employees.

Annual Report and Accounts 2005
Letter to Shareholders
Dear Shareholders,
On February 1, 2006, Ternium became a public company listed on the New York Stock Exchange following the successful completion of an initial public offering. With operations in Mexico, Argentina and Venezuela and 11.6 million tons of crude steel annual capacity, it is one of the leading steel companies in the Americas. Based on 2005 fourth quarter numbers, which is the first period for which the company reported results consolidating its three principal operations, Ternium had annualized net sales of US$5.9 billion, operating income of US$1.5 billion and net income of US$676 million.
Ternium is proud of its industrial operations. Management is focused on quality and productivity, on the continuous improvement of processes and products, on meeting the needs of our end-user customers and on building an efficient supply chain. Through our integrated operations, from iron ore mines to finished products, we concentrate on providing customers significant value through a full line of products and value added services.
I believe that Ternium is well positioned to grow and prosper in a consolidating steel industry. Our core markets are growing, as Latin American economies take advantage of favorable international conditions to invest in infrastructure, housing and industrial capacity. Our position in the Mexican market, with its privileged access to the rest of the North American market, is particularly important for the future expansion of our activities.
The values of the company are based on a rich industrial heritage. This is reflected in a strong commitment to the steel industry and to technological innovation, as well as on a constant exchange of knowledge, ideas and best practices.
The long-term growth of Ternium is closely linked with that of our customers and suppliers. We work with them by leveraging our experience in managing supply chains, accessing international markets, using information technology and managing product and process quality so that we can accompany their growth. The success of our customers in expanding their operations using our products is the key to our success.
Our 18,300 employees have been deeply involved in the integration process through which Ternium has been created. Their dedication and the development of their skills and potential are critical to the success of the company.
We are committed to improving the quality of life in the communities where we have our operations. Working with local institutions, public and private, and supporting educational, health and social integration programs, we promote social and cultural development.
I view the creation of Ternium as an extraordinary achievement. I would like to thank all of those that made it possible, especially our customers, suppliers and employees, and to express my gratitude to the new shareholders who have joined us in our project.
Sincerely,
Paolo Rocca
Chairman

Annual Report and Accounts 2005
IPO and the Creation of Ternium
On February 1, 2006, Ternium became a public company and its American Depositary Shares (ADSs) started trading on the New York Stock Exchange under the symbol “TX”. The offering was well received with the IPO price set at US$20.00 per ADS, above the initial target price range of US$16.00 to US$18.00. The Company sold 27,142,856 ADSs, including the underwriters’ over-allotment option, for net proceeds of US$527.9 million that were used to repay debt. Each ADS represents 10 common shares of Ternium.
On the date on which our ADSs were delivered to the underwriters of the IPO, the subordinated convertible loans held by certain Ternium shareholders totaling US$594 million plus interest were converted into common shares of Ternium at a price per share equal to the price per share paid by the investors in the IPO. The convertible loans were issued to fund the Hylsamex acquisition, which was completed on August 22, 2005. The proceeds from the IPO and the subsequent conversion of the outstanding convertible loans have enhanced Ternium’s financial flexibility, reducing debt by US$1.1 billion and providing the Company with a strong balance sheet to pursue other growth opportunities organically and through acquisitions.
The IPO is the culmination of a process initiated by the controlling shareholders of the Company to consolidate their interests in flat and long steel producers in the Americas. The controlling interests in both Siderar (Argentina) and Sidor (Venezuela) were strengthened with the acquisition of Hylsamex (Mexico). After completing the purchase of Hylsamex, it was clear that combining the three companies into Ternium provided a strong position from which to compete in the large and growing steel markets throughout the Americas.
Corporate Structure as of April 19th, 2006:
Ternium has a robust business model. In 2005, the Company’s facilities produced nearly 10 million tons of crude steel, making Ternium one of the leading steel companies in Latin America. Its manufacturing facilities in Mexico, Argentina and Venezuela provide the Company with geographically diverse operations that allow it to serve the growing steel needs of the Americas. Ternium’s locations also offer good access to attractive markets in North America, specifically the

Annual Report and Accounts 2005
United States and Mexico, which are dynamic, highly developed and dependent on imports to satisfy steel demand.
Ternium’s facilities have been modernized and production is primarily focused on value-added products that have better margins and less volatility. Ternium’s steelworks also benefit from the Company’s favorable access to raw materials and energy as well as from its proprietary mines in Mexico. Combined, these factors make Ternium a low cost producer by world standards.
Ternium is capturing significant cost and operating synergies. The acquisition of Hylsamex enhanced our growth opportunities in the North American steel market and added significant operational flexibility. This includes the ability to produce steel in locations with favorable access to key inputs and to finish and customize products in those markets that offer the best opportunities. Toward that end, the Company is making additional investments in several projects aimed at further enhancing these advantages.
Derived from two Latin roots, Ter (three) and Eternitas (eternity), the name Ternium reflects its three foundational entities, Siderar, Sidor and Hylsa. Ternium envisions its possibilities in a world that combines eternal presence of metals with industrial dynamism. Latin in its roots and global in its projection, Ternium is synonymous with strength, commitment and vision.

Annual Report and Accounts 2005
Business Review
Market Background and Outlook
In 2005, Latin American economies continued to enjoy favorable dynamics characterized by high commodity prices, low international interest rates and decreasing country risk premiums. When measured by GDP performance, the main economies in the region showed robust and coordinated levels of growth for the second year in a row. The same pattern of growth was evidenced in other relevant economic indicators, such as in machinery and equipment investment and in construction spending, both showing good performances in 2005 after a particularly strong 2004.
The performance of the United States economy was good during 2005. Although GDP is estimated to have grown at a slightly lower rate than in 2004, it is estimated that investment growth in machinery and equipment, and in construction accelerated.

GDP performance — Latin America	GDP performance — United States

Growth (% year/year)	Growth (% year/year)
Source: IISI
Finished steel demand continued to grow at a strong pace in our core markets within Central and South America, with apparent steel consumption growing at an estimated rate of 5.6% in 2005. This followed double-digit growth rates in the previous two years, which primarily reflected the strong recoveries of the Argentine and Venezuelan economies.
Apparent Steel Consumption – South and Central America ex Brazil

All products (000 tons)
Source: IISI
In the North America Region, the Mexican market is notable for its strong and consistent performance. Apparent per capita steel consumption is estimated to have reached 223 kilograms in 2005 compared to 187 kilograms in 2001, a 4.5% compound annual growth rate. The compound annual growth rate for flat products consumption is estimated at 5.4% during the same period.

Annual Report and Accounts 2005
Despite the good performance of the United States economy, the country’s apparent steel consumption actually decreased during 2005 following a significant increase in the previous year, affected by the inventory correction process that took place primarily at the distribution level.

Apparent Steel Consumption — Mexico	Apparent Steel Consumption — United States

All products (000 tons)	All products (000 tons)
Source: IISI
The Latin American construction, automotive and machinery and equipment sectors had another strong year of growth in 2005. These results came on top of a particularly strong performance in 2004. Residential construction in the United States grew at an estimated annual rate of 6.5% in 2005, while the automotive industry showed flat levels of activity.

Construction — Latin America	Residential Construction — United States

Growth (% year/year)	Growth (% year/year)
Source: IISI
These favorable trends are expected to continue in 2006. Latin American economies should continue to enjoy robust commodity pricing and improved financial conditions. GDP performance in the region is expected to be slightly lower compared to the strong growth achieved in 2005, as the main economies are likely to revert to more normal long-term growth trends. Investments in machinery and equipment and increases in construction spending are expected to show similar patterns with healthy levels of growth.
In the United States, the economy is expected to grow at rates close to long-term trends, with positive estimates in overall industrial production and capital spending, and lower activity forecasted in the construction and automotive sectors.
In this context, finished steel demand in 2006 should continue to grow in our core Latin American markets at above historical levels. Growth rates, however, are predicted to be slightly lower compared to 2005. In the United States, finished steel demand in 2006 is expected to remain at similar levels to those of the previous year.
Summary of Results
As a consequence of the consolidation of Amazonia’s and Hylsamex’s results and other financial data since February 2005 and August 2005, respectively, Ternium’s results and other financial data for the

Annual Report and Accounts 2005
year 2005 differ significantly from those for the year 2004. For more details on these transactions, please refer to the notes of the combined consolidated financial statements.
Driven by healthy pricing levels and solid demand in its core markets, the companies under Ternium achieved significant shipment growth in 2005. The strength in volume was not a surprise, considering the improved global economic activity in 2005. Growth was particularly strong in South and Central America. Shipments increased significantly as a result of the strong GDP growth rates in the economies where Ternium participates.
International steel prices experienced a decrease during 2005 from record levels in 2004 and into 2005. The softening occurred largely in the second half of the year and was attributable mainly to increased output by producers. Production cuts by leading steel producers stabilized prices toward the end of the third quarter of 2005 and into 2006. The steel industry shift to a more disciplined, profit-oriented mindset is remarkable considering its historic production-oriented mentality that used to create steep boom-bust cycles. Furthermore, supply constraints in key steel inputs such as iron ore and metallurgic coal continue to discourage production from high-cost opportunistic producers.
This environment benefited Ternium in 2005. Our net sales were US$4.4 billion on shipments of 6.6 million tons. Revenue per ton shipped was US$646 (including only flat and long products). Operating income was US$1.4 billion, or 31% of net sales. Net income for the year was US$1.1 billion, of which US$0.4 billion is attributable to minority interest.
Ternium also achieved a strong free cash flow (net cash provided by operations less capital expenditures) of US$1.0 billion in 2005. Furthermore, including the effects of the IPO and the conversion of the subordinated convertible loans into common shares of the Company, both concluded in early 2006, Ternium’s debt was reduced by US$1.1 billion after year-end 2005. Accordingly, Ternium obtained renewed financial flexibility to pursue growth opportunities through internal initiatives and acquisitions.
For a more detailed analysis of Ternium’s financial condition and results of operations, refer to “Operating and Financial Review” section.
Regional Performance
We follow Ternium’s performance by region. The North America Region comprises sales in Mexico, the United States and Canada, and the Central and South America Region serves markets within Central and South America, including those of the Andean Community and the Mercosur. Sales outside of the Americas are reported in the Europe and Other Regions.
North America Region
In the North America Region, production facilities are located in Mexico and manufacture both flat and long steel products with significant emphasis on value-added offerings. The product range is wide and includes hot rolled coils, cold rolled steel, galvanized, pre-painted steel and steel tubing. The products are also tailor made, either slit or cut-to-length and subject to other transformations at the service centers of the Company. The long products area manufactures reinforcing bars for the construction sector and wire rod for industrial uses and for the construction market. Ternium ranks, depending on the product category, #1 or #2 in terms of market share in the Mexican steel market. Moreover, our presence in Mexico serves as a privileged platform from which to supply both the United States and Canada given the preferential access to NAFTA markets.
Following the acquisition of Hylsamex in August 2005, its commercial area was reorganized from a former divisional arrangement into a unified sales organization responsible for the commercialization of all product offerings. The new structure delivers better customer service, as it provides a single point of contact between the client and the sales organization, eliminates redundancy and adds better focus on the customer needs. The improved internal coordination in the areas of sales, credit and logistics is already showing good results. Moreover, Ternium’s market share in Mexico increased at

Annual Report and Accounts 2005
the expense of reduced imports. Ternium is also performing well in the construction, auto parts, home appliances and containers sectors.
This region is characterized by the size and the development of the steel marketplace. Ternium’s strategy for the North America Region is to boost its production capacity of value-added products.
We are cautiously optimistic that in 2006 steel markets in the North American region will remain favorable. We expect the Mexican marketplace to continue to grow strongly and the United States and Canada to remain attractive markets for Ternium’s products. Our primary goal is to keep Ternium as a supplier of choice within the region.
Central and South America Region
In the Central and South America Region our production units are located in Argentina and Venezuela. We manufacture both flat and long steel products with a significant emphasis on value-added offerings. The product range is wide and includes hot rolled coils, cold rolled steel, hot dip and electro galvanized, tinplate and pre-painted steel products. Products are also tailor made, either slit or cut-to-length and subject to other transformations at the service centers of the Company. The long products area manufactures reinforcing bars for the construction sector and wire rod for industrial uses and the construction market.
Ternium seeks direct contact with steel end users. Our deep understanding of their needs allows the Company to offer customized products and delivery services that are supported by a network of service centers and commercial offices located in the main steel consuming markets, with preferential access to the Mercosur and the Andean Community.
Shipments to the construction industry were good throughout the region in 2005. In Argentina, however, the strength in the construction sector was partially offset by softer agriculture related construction, which declined from very strong levels achieved in 2004. In Venezuela, good overall activity levels were accompanied by 11% and 12% increases in flat and long products shipments, respectively. The Colombian market’s performance was particularly good. Ternium’s shipments of wire rod and bars in this market increased by 25% in 2005.
Shipments to oil & gas related industries were mixed. In Argentina, the steel sheet market for the manufacture of pipes performed well as a result of higher demand associated to natural gas transportation projects, while in Venezuela shipments of hot rolled steel increased at levels not seen in the last eight years while shipments of ingots were at record levels. On the other hand, shipments to Ecuador were flat relative to 2004, with higher participation of long products and a reduction in hot rolled products.
The automotive manufacturing industry in Argentina continued to grow in 2005 on top of its significant expansion in 2004 as a result of the domestic market recovery and higher exports. Car production increased in volume by 23% in 2005. This led to an increase of 23% in Ternium’s shipments to this industry in Argentina compared to 2004.
In the Central and South America Region, Ternium implemented an ongoing strategic program to foster small and medium sized enterprises in the machinery and equipment sector. This program was originally launched in Argentina and more recently extended to Venezuela, and is aimed at improving the competitiveness of customers and suppliers of the Company. Ternium’s assistance covers commercial, financial, industrial and institutional aspects. There are 119 companies included in this program in Argentina. During 2005, they increased their sales and exports by 30% and 28%, respectively. Likewise, their direct employment numbers rose by 10% compared to 2004. In Venezuela, 21 success cases have been achieved so far, including a program for production of liquefied petroleum gas (LPG) cylinders for low income families, which is having a significant social impact.

Annual Report and Accounts 2005
Looking forward, a rise in shipments in Argentina is expected, as a result of higher activity levels in the construction and industrial sectors. Domestic demand in Venezuela is projected to be favored by an increase in government spending and oil investments, coupled with good activity levels in the construction industry. In Colombia, steel consumption should be aided by an increase in government spending and a positive investment environment generated by a free trade agreement with the United States. In Ecuador, steel consumption is expected to remain at similar levels to those of 2005.
Europe and Other Regions
Strategically located commercial offices in continental Europe and in China provide Ternium with ample market intelligence and the flexibility to offer products on the global steel market. Sales to Europe in 2005 were US$0.3 billion. Sales to other regions, including China, were US$0.1 billion. The lower level of revenue from these markets reflects the strong performance of our core markets in the Americas.
Investments
Ternium’s companies in Argentina and Venezuela underwent significant expansion and modernization following their privatizations. Recently acquired facilities in Mexico (Hylsamex) also underwent a substantial modernization program in previous years. Today, Ternium is largely comprised of modern manufacturing facilities that take advantage of the latest technologies in steelmaking, applying IT systems to improve production processes.
To date, capital expenditure programs have been diverse. They have encompassed improving iron ore extraction, increasing finished product capacity and making downstream investments to enhance the overall mix of value-added products. As a result, a significant share of Ternium’s sales are now comprised of value-added products, which usually command higher margins and exhibit lower price volatility.
Looking forward, the substantial investments completed by Ternium so far require a relatively modest ongoing ordinary investment program of approximately US$140 million per year. The program will be conducted on a “continuous improvement” basis that is aimed at achieving higher quality standards, reducing costs, increasing value-added products and improving overall operating reliability.
The addition of Hylsamex enhanced Ternium’s growth prospects in the North America steel market and added significant opportunities for operational integration. The Company is planning additional investments to further capitalize on its competitive advantages.
Ternium is planning to increase crude steel production in the Central and South America Region facilities primarily through de-bottlenecking and relining of existing equipment. Ternium expects to achieve additional crude steel production of 0.5 million tons per year by 2007 and an additional 1.4 million tons per year by 2009. These production enhancements will require investments of approximately US$620 million. We also expect to generate additional annual production of 530 thousand tons of hot rolled coils and 120 thousand tons of coated products by 2007 from enhancements to existing lines. These improvements will require investments of approximately US$50 million.
We are planning to enhance the hot rolled and coated lines in the North America Region facilities by an investment of approximately US$110 million. We expect to increase hot rolled steel annual production by 520 thousand tons by 2007 and to increase coated steel annual production by 130 thousand tons by 2008.
This investment plan aims to produce crude steel in locations with favorable access to raw materials and energy, and finished steel close to the locations where we expect the strongest sales growth. This strategy will allow Ternium to match the growing demand of its regional markets while increasing its presence in the North American markets. The additional production needed to satisfy

Annual Report and Accounts 2005
these new requirements will be mostly generated from spare capacity that requires a low per added ton investment to be effected.

Annual Report and Accounts 2005
Communities and Environment Review
Ternium is convinced that the success of the Company depends on an active participation that links its own development to that of its suppliers, customers, employees and local communities.
Over the years, each production unit has strengthened its community ties: from close collaborative relations with their local constituencies and a strong presence in local markets, to solid bonds to scientific research and education centers. From these communities and their people, Ternium has developed into an industrial leader in the region.
Ternium offers support to small and medium sized steel-related companies, committing to its value chain development as a sustainable path to the Company success. As part of this support program (ProPymes), many customers have received diverse assistance, including loans, professional advice and the ability to reach new markets in the Americas and the world.
With over 18,300 direct employees and 4,700 outsourced personnel, Ternium aims to turn every professional into a key participant in its regional leadership. Our philosophy is to promote from within. Talent recruiting at the best education centers in its core countries allows Ternium to form a diverse team in terms of competencies, cultures and perspectives. Ternium offers its associates ongoing education and graduate studies, the possibility of assuming different roles that integrate experiences and skills, and a career with global responsibilities.
Ternium sees its success as an opportunity to help achieve personal growth and quality of life for its workers and their families. Moreover, Ternium conducts activities and programs aimed at improving local quality of life. Ternium leads projects and collaborates with public and private organizations in the fields of culture, education and health. We sponsor academic scholarships, the improvement of educational and healthcare facilities, cultural activities and practicing sports.
Ternium is committed to the environment and its preservation for future generations. Ternium’s plants are located in cities of profound industrial tradition as Monterrey (Mexico) and in more recent development centers as Puerto Ordaz (Venezuela) and San Nicolás (Argentina). In each of these, Ternium complies with rigorous parameters regarding the environment and natural resources. A significant part of Ternium’s investment is aimed at reducing the impact of steel production on the environment. In addition, Ternium organizes educational programs for technicians and employees, and encourages individual initiatives toward environmental protection.
Venezuela
In 2005, through “Fundación Sidor,” Ternium funded diverse needs of local schools and healthcare institutions. It helped improve an intensive care unit in a local hospital and supported a local government campaign to prevent malaria. In the field of education, Ternium supplied desks and other basic needs to local schools.
Sidor sponsored sports activities and many employees participated in inter-company games among the leading Venezuelan companies. Sidor was recognized by the Venezuelan press as the “Company of the Year,” because of its effort to promote sports activities among employees.
Sidor continued developing ongoing programs such as its support to the local symphony orchestra, high school student visits to the plant and an initiative to encourage ethics among young entrepreneurs. Sidor Chorus performed in Argentina and the Company supported the international showcase “El Hombre de Guayana” that was shown in Buenos Aires.

Annual Report and Accounts 2005
Argentina
During 2005, Siderar developed educational programs aimed at strengthening technical school education. These programs provide technical assistance and promote closer cooperation among technical schools and the workplace. Other education initiatives included the promotion of math and science in local schools. In addition, the Company sponsored two initiatives aimed at the small business community. One of them, in association with the University of Bologna, developed a directory of small companies in the region. The other provided technical and business training for entrepreneurs. Siderar also helped improve several local public health facilities.
Mexico
In Monterrey we conduct health, sports and social initiatives through “Fundación Nova”. Nova owns a healthcare unit and sporting and leisure facilities and seeks to promote healthcare for employees, their families and their communities. It looks after the integral development of the individual and family, and sponsors educational, artistic, cultural and sporting activities.
Health, Safety and the Environment
A safe and healthy working environment is an absolute priority for Ternium. Prevention, education, workplace intervention and incident and accident analysis are all part of top management’s core responsibilities. Currently, Ternium’s operating companies are undertaking ongoing initiatives that promote and reward health and safety. In Sidor, a program was started in 2004 to obtain OHSAS 18001 certification. As part of this effort, Usiminas, one of our largest shareholders, is providing technical assistance. Safety programs were implemented in Sidor for 75% of the workforce by the end of 2005, compared to 47% at end of the previous year. A similar program was started in Siderar in 2005.
Ternium strives to achieve sustainable growth in harmony with the environment with particular emphasis on the efficient use of non-renewable resources. Specific actions are carried out to achieve continuous environmental performance improvement, including: recycling byproducts in other industries; waste water treatment; air emission control and abatement; programs for the reduction of fossil-fuel energy and water consumption; and reforestation initiatives. In all these programs, we work together with the appropriate authorities and private organizations.

Annual Report and Accounts 2005
Corporate Governance
Shares
Ternium has a single class of shares, with each share having equal rights, including the entitlement to one vote at our general shareholders’ meetings. Our articles of association provide that annual ordinary general shareholders’ meeting, at which our annual financial statements are approved and the members of our board of directors are appointed, occur on the first Wednesday of each June at 2:30 P.M., Luxembourg time.
We have an authorized share capital of a single class of 3.5 billion shares, having a nominal value of US$1.00 per share.
Our articles of association currently authorize our board of directors, for a period commencing on June 17, 2005 and ending on October 26, 2010, to issue shares within the limits of our authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010, shares may be issued up to the authorized share capital limit of US$3.5 billion by a decision of the board of directors. With the exception of some cases set out in the articles of association, any issuance of shares for cash within the limits of the authorized share capital shall be, as long as our shares are listed on a regulated market, subject to the pre-emptive subscription rights of the then existing shareholders.
There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote our shares.
The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of 10th August 1915, as amended.
Board of Directors
Our articles of association provide for a board of directors consisting of a minimum of five (5) members (when the shares of the Company are listed on a regulated market as they currently are) and a maximum of fifteen (15) members. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal which are within its corporate purpose and which are not specifically reserved in the articles of association to the general shareholders’ meetings.
The board of directors is required to meet as often as required by the interests of Ternium. A majority of the members of the board of directors in office present or represented at each board of director’s meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. Our current board of directors is comprised of 11 directors and an audit committee, which is comprised entirely of independent directors.
Audit Committee
Ternium has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for Ternium employees or any of its subsidiaries. Under our articles of association and the audit committee charter, the audit committee:
▪	assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of

Annual Report and Accounts 2005
directors on its activity and the adequacy of Ternium’s systems of internal control over financial reporting;

▪	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of, the Company’s independent auditors;

▪	reviews Material Transactions (as such term is defined in the Company’s articles of association and the audit committee charter) between Ternium and its subsidiaries with Related Parties (as such term is defined in the Company’s articles of association; other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of Ternium) to determine whether their terms are consistent with market conditions or are otherwise fair to Ternium and its subsidiaries; and

▪	performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of Ternium are listed, as well as any other duty entrusted to it by the board of directors.
The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as Ternium’s management and employees and, subject to applicable laws, its subsidiaries.
Auditors
Our articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the shareholders through a resolution passed by a simple majority vote at the annual general shareholders’ meeting, irrespective of the number of shares present or represented, on the audit committee’s recommendation. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the shareholders. As part of their duties, the auditors report directly to the audit committee.
PricewaterhouseCoopers, S.ár.l., Luxembourg, an independent registered public accounting firm, was appointed as the statutory auditor of Ternium’s statutory annual accounts at the ordinary general shareholders’ meeting held on May 25, 2005. On June 17, 2005, our general shareholders’ meeting resolved to amend and restate the Company’s articles of association, as a result of which the position of statutory auditor was eliminated in accordance with the provisions of applicable Luxembourg law. Upon the appointment of an independent auditor by the general shareholders’ meeting to be held on the first Wednesday of June 2006, Ternium will not be required to have a statutory auditor.
Compensation
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by directors and executive officers during 2005 and 2004 amounted to approximately US$4.5 million and US$3.1 million, respectively.
Corporate Governance Standards
Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies) and our Articles of Association. As a Luxembourg company listed on the New York Stock Exchange (the “NYSE”), we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

Annual Report and Accounts 2005
Non-management Directors’ Meetings
Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our Articles of Association require the holding of such meetings and we do not have a set policy for these meetings. Our Articles of Association provide, however, that the board shall meet as often as required by the interests of the Company and at least four times a year, upon notice by the chairperson or by any two directors.
In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns to members of our audit committee (which, as already said, are independent).
Audit Committee
Under NYSE standards, listed US companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Securities and Exchange Act of 1934. Our Articles of Association currently require us to have an audit committee composed of three members, of which at least two must be independent (as defined in our Articles of Association) and our audit committee complies with such requirements. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors.
Under NYSE standards, all audit committee members of listed US companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or our Articles of Association.

Annual Report and Accounts 2005
Standards for Evaluating Director Independence
Under NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our Articles of Association require the board to express such an opinion. In addition, the definition of “independent” under the rules of the NYSE differ in some non-material respects from the definition contained in our Articles of Association.
Audit Committee Responsibilities
Pursuant to our Articles of Association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors. The audit committee is required to review material transactions (as defined by the Articles of Association) between us or our subsidiaries with related parties and also perform the other duties entrusted to it by the board.
The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies. Our audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to our equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee.
Shareholder Voting on Equity Compensation Plans
Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. We do not currently offer equity-based compensation to our directors, executive officers or employees, and therefore do not have a policy on this matter.
Disclosure of Corporate Governance Guidelines
NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of corporate governance guidelines. Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them and therefore do not disclose them on our website.
Code of Business Conduct and Ethics
Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of such a code of conduct. We have adopted a code of conduct that applies to all directors, officers and employees, which is posted on our website and complies with the NYSE’s requirements, except that does not require the disclosure of waivers of the code for directors and officers.
Chief Executive Officer Certification
A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify NYSE in writing after any of our executive officers becomes aware of any material noncompliance with any applicable provision of

Annual Report and Accounts 2005
NYSE’s corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

Annual Report and Accounts 2005
Board of Directors and Executive Officers
Board of Directors
Chairman
Paolo Rocca
Vice Chairman
Rinaldo Campos Soares
Ubaldo Aguirre (*)
Roberto Bonatti
Carlos Condorelli
Adrián Lajous Vargas (*)
Bruno Marchettini
Daniel Novegil
Gianfelice Rocca
Gerardo Sepúlveda (*)
Bertoldo Machado Veiga
Secretary
Raúl Darderes
(*) Audit Committee Members
Executive Officers
Chief Executive Officer and Director
Daniel Novegil
Chief Financial Officer
Roberto Philipps
International Commercial Officer
Alfredo Indaco
North Region Area Manager
Regulo Salinas
South Region Area Manager
Martín Berardi
Central Region Area Manager
Julián Eguren
Planning and Supply Chain Director
Oscar Montero
Technical Director
Luis Andreozzi
Human Resources Director
Miguel Angel Punte
Chief Information Officer
Rubén Bocanera

Annual Report and Accounts 2005
Operating and Financial Review (MD&A)
The review of Ternium’s results of operations and financial condition is based on, and should be read in conjunction with, the Company’s audited combined consolidated financial statements and related notes included in this annual report. Ternium prepares its combined consolidated financial statements according to International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP) and other accounting standards.
It is important to note that as a consequence of the consolidation of Amazonia’s (Sidor’s controlling company) and Hylsamex’s results and other financial data, Ternium’s results are somewhat difficult to compare between 2004 and 2005. During 2004, the only relevant operating company that was consolidated was Siderar. The investment in Amazonia was recognized under the equity method, and Hylsamex was not yet a part of Ternium. In 2005, Siderar was the only one of the three aforementioned companies that was consolidated for the whole year. Amazonia’s results were consolidated since February 15 and Hylsamex’s results since August 22. The latter two companies started to consolidate on the date that Ternium control became effective.
The operating and financial review emphasizes the main trends observed in both the Company and the steel industry in 2005, rather than explaining changes over comparable periods. The review will provide details on the key performance variables we observed during the period.
Results of Operations
The following table sets forth, for the periods indicated, selected financial data from our combined consolidated income statement and depicts our operating costs and other expenses.

US$ million	2005	2004
Net sales	4,447.7	1,598.9
Cost of sales	(2,470.8)	(965.0)

Gross profit	1,976.8	633.9
Selling, general and administrative expenses	(521.2)	(119.0)
Other operating expense, net	(63.5)	(0.8)

Operating income	1,392.2	514.2
Financial (expense) income, net	(310.7)	202.3
Excess of fair value of net assets acq. over cost	188.4	—
Equity in earnings of associated companies	21.5	209.2

Income before income tax expense	1,291.3	925.7
Income tax expense	(218.5)	(177.5)
Net income for the year	1,072.8	748.2

Attributable to:
Equity holders of the Company	704.4	457.3
Minority interest	368.4	290.8

	1,072.8	748.2

Annual Report and Accounts 2005
Net Sales
Net sales for the fiscal year 2005 were US$4.4 billion on shipments of 6.6 million tons. The average price was US$646 per ton shipped (includes only flat and long products). The sales volume achieved in 2005 reflects solid demand for steel in Ternium’s core markets. As a result of the increase in world steel production capacity and the deceleration of steel consumption in Europe and the United States during 2005, international steel prices decreased from the very high levels seen in both the second half of 2004 and the first quarter of 2005. The resulting production cuts by leading steel producers in these markets stabilized prices toward the end of the third quarter of 2005 and into 2006.

		2005
	Shipments	Revenue/ton	Net Sales
	(000 tons)	(US$/ton)	(US$ million)
South & Ctral America	3,461.6	689	2,383.5
North America	1,299.8	662	859.9
Europe	407.8	657	267.9
Other	106.6	554	59.4

Total flat products	5,275.9	677	3,570.4

South & Ctral America	709.4	522	370.6
North America	503.3	502	252.6
Europe	4.9	436	2.2

Total long products	1,217.7	514	625.4

Total flat and long pdts	6,493.5	646	4,195.8

Other products(1)	130.2		251.9

Total	6,623.8		4,447.7

(1) Net sales include steel pipes and tubular products, pig iron and iron ore. Shipments include only steel pipes and tubular products volumes.
Flat Product Sales
Flat steel sales amounted to US$3.6 billion on shipments of 5.3 million tons. The average price was US$677 per ton shipped. The volume for flat steel achieved in 2005 is consistent with the strong performances of the main economies where Ternium does business. The pricing environment continued to be robust, particularly in the first half of 2005, reflecting healthy demand in emerging economies. In addition, Ternium benefited from a higher-value product mix from the incorporation of Hylsamex in August 2005, although recent results only partially reflect the total mix and value improvement Ternium expects to achieve from the value-added products produced by Hylsamex and sold in the North America Region.
Long Product Sales
Long steel sales reached US$625.4 million on shipments of 1.2 million tons. The average price was US$514 per ton shipped. Long steel volume was particularly strong and benefited from significant growth in the South and Central America Region. Long steel prices softened during the year.

Annual Report and Accounts 2005
Sales by Region
Sales of flat and long products in North America were US$1.1 billion on shipments of 1.8 million tons, increasing considerably when compared to 2004 due to the inclusion of Hylsamex from August 22, 2005.
Sales of flat and long products in Central and South America were US$2.8 billion on shipments of 4.2 million tons. Steel demand continued to improve as a result of the strong economic performance of the region, and better pricing was realized in 2005 both in flat and long steel.
Sales of flat and long products in Europe accounted for US$270.1 million resulting from shipments of 412.7 thousand tons. Sales to other markets amounted to US$59.1 million on shipments of 106.6 thousand tons.
Cost of Sales
Cost of sales totaled US$2.5 billion in 2005, or 56% of net sales. Iron ore costs in the Central and South American operations rose in 2005 following the increase in international reference prices. Our effective increase, however, was less since the increase for Sidor was negotiated in November and did not affect 2005. Further, the acquisition of Hylsamex and its proprietary mines in the third quarter of 2005 provided Ternium a partial hedge against fluctuations in iron ore prices.
Natural gas and electricity prices for the Central and South American operations remained relatively stable. However, during the second half of 2005, Mexico experienced significantly increased natural gas prices, which affected both gas and electricity rates. Hedging strategies and a temporary government relief program limited the increase in natural gas costs for Ternium.
Labor costs across the different regions were relatively stable in dollar terms. Nominal wage increases in Central and South America were cushioned by a slight depreciation of the local currencies against the US dollar.
Selling, General and Administrative Expenses (SG&A)
Selling, general and administrative expenses in 2005 were US$521.2 million, or 12% of net sales. Freight and personnel represented a significant portion of SG&A. During the year, maritime freight rates decreased from the peak levels seen at the end of 2004. In addition, the SG&A figure include a one-time charge of US$22.5 million from the reorganization of Hylsamex. The total non-recurring charge related to Hylsamex’s reorganization amounted to US$31.2 million, with the difference recorded in Cost of Sales.
Other Net Operating Expense
Other net operating expense was US$63.5 million in the year, of which US$54.3 million relates to a one-time charge for the closure of some of Hylsamex’s facilities, primarily the Ingot Casting Mill.
Operating Income & EBITDA*
As a result of solid volumes, stable pricing and relative cost containment, operating income reached US$1.4 billion, or 31% of net sales. EBITDA*was US$1.8 billion, or 40% of net sales.

*	EBITDA equals operating income of US$1.4 billion plus depreciation and amortization of US$316.4 million and other non-cash items of US$54.3 million (closure of certain facilities in Hylsamex).

Annual Report and Accounts 2005
Net Financial Expense
Net financial expense was US$310.7 million. Interest expenses in 2005 were US$81.6 million, while net losses from excess cash payments related to a participation account were US$221.2 million.
Net financial expense primarily reflects the effect of Sidor’s excess cash distribution related to the participation account established as a result of its 2003 debt restructuring. According to this mechanism, Sidor’s excess cash is distributed quarterly to its creditors and shareholders involved in the restructuring of the company.
Until February 15, 2005, Ternium accounted for its indirect investment in Sidor under the equity method of accounting. Any excess cash payments received by Ternium in any given period were recorded as a financial gain. Ternium recorded a financial gain from excess cash payments related to the participation accounts of US$44.1 million during 2005 until February 15.
After February 15, 2005, Ternium acquired indirect control of Sidor and began accounting such investment on a consolidated basis. Accordingly, any excess cash payments received by Ternium were eliminated in the consolidating process, while any excess cash payments made by Sidor to third parties in connection to a participation account were recorded as a financial loss. Since then, and until the end of the fiscal year 2005, excess cash payments to third parties in connection to a participation account were US$265.2 million.
Excess of Fair Value of Net Assets Acquired Over Cost
Excess of fair value of net assets acquired over cost was US$188.4 million. This non-recurring gain is related to the conversion of Amazonia’s convertible debt instruments into Amazonia’s shares in February 2005. At the time of conversion, the shares had a fair value that exceeded the value of the convertible debt due to the improvement of Sidor’s business conditions. Amazonia is the direct controlling shareholder of Sidor.
Equity in Earnings of Associated Companies
Equity in earnings of associated companies resulted in a gain of US$21.5 million in 2005. These results are mainly related to Ternium’s investment in Amazonia, which was accounted for under the equity method until February 15, 2005.
Income Tax Expense
Income tax expense for the year was US$218.5 million, including a current tax loss of US$243.5 million and deferred tax income of US$25.0 million.
Income Attributable to Minority Interest
Income attributable to minority interest was US$368.4 million. Of total income attributable to minority interest, US$163.4 million related to minority shareholders in Siderar and US$189.7 million related to minority interest in Sidor and Amazonia (Sidor’s controlling shareholder) prior to the exchange of their participation in Amazonia for Ternium shares.
Liquidity and Financial Resources
Our financing strategy is to maintain adequate financial resources at hand and access to additional liquidity. During 2005, cash flows from operations and short-term as well as long-term borrowings were the principal sources of funding.
We are confident that our cash from operations and our access to external borrowings are sufficient to meet our requirements for working capital and that we have ample cover of our debt service obligations for the foreseeable future. Furthermore, the IPO and the subsequent conversion of the subordinated convertible loans improved our financial condition reducing our debt by US$1.1 billion. We believe that our liquidity and access to capital and bank markets gives us significant flexibility to execute our planned capital expenditures as well as carry out strategic acquisitions, should the opportunity arise.

Annual Report and Accounts 2005
We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash primarily in US dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs. Liquid financial assets as a whole represented 9% of total assets at the end of 2005.
Historical Cash Flows
Operating Activities
Net cash provided by operations during 2005 was US$1.3 billion. Net cash from operations is derived primarily from US$1.1 billion in net income and additional funds resulting from a reduction in working capital of US$54.4 million. The remainder reflects the adding back of the depreciation and amortization that was largely offset by other non-cash items.
Investing Activities
Net cash used in investing activities was US$2.4 billion, which included US$2.2 billion applied to the acquisition of Hylsamex and US$244.9 million for capital expenditures, partially offset by changes in trust funds of US$83.6 million.
Financing Activities
Net cash provided by financing activities was US$1.2 billion. Net borrowings were US$1.5 billion, which were primarily associated with the Hylsamex acquisition. Dividends paid in cash and other distributions to the Company’s shareholders were US$238.7 million. Dividends paid in cash and other distributions to minority shareholders were US$130.6 million.
Cash and Equivalents
Cash at the end of the year was US$765.6 million (includes US$10.7 million of restricted cash).

Million of USD
	2005	2004
Net cash provided by operating activities	1,262.5	517.6
Net cash used in investing activities	-2,352.0	-91.7
Net cash provided by (used in) financing activities	1,163.4	-359.9

Increase in cash and cash equivalents	73.8	66.0

Acquisition of Business — Amazonia	305.3
Acquisition of Business — Hylsamex	215.4
Effect of exchange rate changes	-34.5	-0.1

Cash and cash equivalents at the beginning of the year	194.9	129.0

Cash and cash equivalents at the end of the year	755.0	194.9

Annual Report and Accounts 2005
Principal Sources of Funding
Funding Policies
Our policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring our access to readily available sources of financing. Most of our financing is conducted in US dollars. We select the type of facility, associated rate and tenor after considering the intended use of proceeds.
Financial Liabilities
Ternium’s borrowings as of December 31, 2005 consisted primarily of bank loans and subordinated convertible loans that had been subscribed by certain shareholders and were converted into common shares of the Company upon the completion of our initial public offering (more information in the IPO and creation of Ternium section). Total borrowings outstanding amounted to US$2.9 billion dollars, 96.3% denominated in USD. The average interest rate at the balance sheet date, which incorporates instruments denominated in various currencies, was 6.08%. The Company entered into floating for fixed interest rate swaps for an amount of US$450 million, paying an average interest rate of 4.22% and receiving libor (see note 27 in the combined consolidated financial statements section).
During 2006, Ternium’s IPO generated net proceeds of US$ 0.5 billion. These net proceeds, combined with the conversion of the subordinated convertible loans for US$0.6 billion, allowed us to reduce debt by US$1.1 billion.

Annual Report and Accounts 2005
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and
Shareholders of Ternium S.A.:
In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the combined consolidated financial statements.
Buenos Aires, Argentina
February 28, 2006
(except for Note 36, as to
which the date is April 4, 2006)

PRICE WATERHOUSE & CO. S.R.L.

by Marcelo D. Pfaff (Partner) Marcelo D. Pfaff

TERNIUM S.A.
Combined consolidated financial statements
as of December 31, 2005 and 2004 and for the
years ended December 31, 2005, 2004 and 2003
(All amounts in USD thousands)
Annual Report and Accounts 2005
COMBINED CONSOLIDATED INCOME STATEMENTS

	Year ended December 31,
	Notes	2005	2004	2003

Net sales	31	4,447,680	1,598,925	1,056,566
Cost of sales	6 & 31	(2,470,844)	(965,004)	(671,720)

Gross profit		1,976,836	633,921	384,846
General and administrative expenses	7	(269,231)	(58,428)	(51,557)
Selling expenses	8	(251,962)	(60,524)	(62,786)
Other operating expenses, net	10	(63,482)	(798)	(5,721)

Operating income		1,392,161	514,171	264,782
Financial (expenses) income, net	11 & 31	(310,736)	202,289	75,606
Excess of fair value of net assets acquired over cost	3	188,356	—	—
Equity in earnings of associated companies	12	21,524	209,201	110,250

Income before income tax expense		1,291,305	925,661	450,638
Income tax expense	13	(218,492)	(177,486)	(94,087)

Net income for the year		1,072,813	748,175	356,551

Attributable to:

Equity holders of the Company	30	704,406	457,339	218,215
Minority interest		368,407	290,836	138,336

		1,072,813	748,175	356,551

Weighted average number of shares outstanding	30	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share for profit attributable to the equity holders of the Company, during the year (expressed in USD per share)		0.58	0.39	0.19
Diluted earnings per share for profit attributable to the equity holders of the Company, during the year (expressed in USD per share)		0.54	0.39	0.19
The accompanying notes are an integral part of these combined consolidated financial statements.

Annual Report and Accounts 2005
COMBINED CONSOLIDATED BALANCE SHEETS
(All amounts in USD thousands)

	Notes	December 31, 2005		December 31, 2004
ASSETS
Non-current assets

Property, plant and equipment, net	14	5,463,871		1,244,691
Intangible assets, net	15	552,882		10,049
Investments in associated companies, net	16	9,122		309,318
Other investments, net	17 & 31	12,607		148,569
Deferred tax assets	25	29,126		—
Other Assets		952		—
Receivables, net	18 & 31	47,863	6,116,423	15,783	1,728,410

Current assets

Receivables	19 & 31	291,302		208,699
Other Assets		3,160		—
Derivative financial instruments	27	5,402		—
Inventories, net	20	1,000,119		254,286
Trade receivables, net	21 & 31	472,760		171,605
Other investments	22 & 31	5,185		88,755
Cash and cash equivalents	22 & 31	765,630	2,543,558	194,875	918,220

Total assets			8,659,981		2,646,630

EQUITY
Capital and reserves attributable to the company’s equity holders			1,842,454		1,026,725

Minority interest			1,733,465		745,126

Total equity			3,575,919		1,771,851

LIABILITIES
Non-current liabilities
Provisions	23	53,479		11,925
Deferred income tax	25	1,048,188		337,473
Other liabilities	26	187,917		9,104
Trade payables		1,167		—
Borrowings	28	2,399,878	3,690,629	1,008	359,510

Current liabilities

Provisions	24	659		960
Current tax liabilities		126,972		158,124
Other liabilities	26 & 31	194,073		33,288
Trade payables	31	555,330		194,943
Derivative financial instruments	27	—		5,956
Borrowings	28	516,399	1,393,433	121,998	515,269

Total liabilities			5,084,062		874,779

Total equity and liabilities			8,659,981		2,646,630

     The accompanying notes are an integral part of these combined consolidated financial statements.

Annual Report and Accounts 2005
COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in USD thousands)

	Attributable to the
	company’s equity		Total
	holders (1)	Minority Interest	Equity

Year ended December 31, 2003
Balance at January 1, 2003	407,144	367,355	774,499

Currency translation adjustment	49,892	52,113	102,005
Net income	218,215	138,336	356,551

Total recognized income for the year	268,107	190,449	458,556

Contributions	35,539	2,243	37,782
Dividends paid in cash	(8,969)	(9,783)	(18,752)

Balance at December 31, 2003	701,821	550,264	1,252,085

Year ended December 31, 2004
Balance at January 1, 2004	701,821	550,264	1,252,085

Currency translation adjustment	(51,549)	(25,697)	(77,246)
Net income	457,339	290,836	748,175

Total recognized income for the year	405,790	265,139	670,929

Dividends paid in cash and other distributions	(80,886)	(70,277)	(151,163)

Balance at December 31, 2004	1,026,725	745,126	1,771,851

Year ended December 31, 2005

Balance at January 1, 2005	1,026,725	745,126	1,771,851

Currency translation adjustment	(66,001)	(54,245)	(120,246)
Net income	704,406	368,407	1,072,813

Total recognized income for the year	638,405	314,162	952,567

Contributions	54,758	—	54,758
Dividends paid in cash and other distributions	(238,652)	(130,571)	(369,223)
Acquisition of business	—	864,415	864,415
Usiminas exchange (see Note 1 (b))	303,791	(303,791)	—
Initial public offering expenses (see Note 4 (j))	(5,456)	—	(5,456)
Revaluation and other reserves	62,883	244,124	307,007

Balance at December 31, 2005	1,842,454	1,733,465	3,575,919

(1)	Shareholders equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 29 (vi).
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable. See Note 29 (vi).
The accompanying notes are an integral part of these combined consolidated financial statements.

Annual Report and Accounts 2005
COMBINED CONSOLIDATED CASH FLOW STATEMENTS
(All amounts in USD thousands)

		Year ended December 31,
	Notes	2005	2004	2003
Cash flows from operating activities
Net income for the year		1,072,813	748,175	356,551
Adjustments for:
Depreciation and amortization	14&15	316,405	99,192	85,479
Income tax accruals less payments	32	(44,008)	120,210	94,087
Excess of fair value of net assets acquired over cost	3	(188,356)	—	—
Equity in earnings of associated companies	12	(21,524)	(209,201)	(110,250)
Derecognition of property, plant and equipment	10 (iii)	54,348	—	—
Interest accruals less payments	32	21,352	9,083	5,428
Changes in provisions	23&24	19,046	(798)	3,594
Changes in working capital	32	54,420	(204,670)	(55,662)
Currency translation adjustment and others		(22,041)	(44,426)	(32,909)

Net cash provided by operating activities		1,262,455	517,565	346,318

Cash flows from investing activities
Capital expenditures	14&15	(244,939)	(92,563)	(34,328)
Amazonia convertible debt instrument		—	—	(127,576)
Changes in trust funds		83,570	—	—
Acquisition of business-Hylsamex		(2,196,678)	—	—
Proceeds form sale of investment in associated company		—	—	304
Proceeds from the sale of property, plant and equipment		6,063	862	3,804

Net cash used in investing activities		(2,351,984)	(91,701)	(157,796)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(238,652)	(80,886)	(8,969)
Dividends paid in cash and other distributions to minority shareholders		(130,571)	(70,277)	(9,783)
Contributions of minority shareholders in subsidiary companies		—	—	38,553
Contributions		54,758	—	37,782
Proceeds from borrowings		2,135,430	52,309	95,448
Repayments of borrowings		(657,597)	(261,033)	(324,992)

Net cash provided by (used in) financing activities		1,163,368	(359,887)	(171,961)

Increase in cash and cash equivalents		73,839	65,977	16,561

Movement in cash and cash equivalents
At January 1,		194,875	129,020	111,198
Acquisition of business-Amazonia	3	305,342	—	—
Acquisition of business-Hylsamex	3	215,411	—	—
Effect of exchange rate changes		(34,487)	(122)	1,261
Increase in cash and cash equivalents		73,839	65,977	16,561

Cash and cash equivalents at December 31,		754,980	194,875	129,020

Annual Report and Accounts 2005
The accompanying notes are an integral part of these combined consolidated financial statements.

Annual Report and Accounts 2005
INDEX TO THE NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	General and administrative expenses
8	Selling expenses
9	Labor costs (included in cost of sales, selling expenses and administrative expenses)
10	Other operating expenses, net
11	Financial (expenses) income, net
12	Equity in earnings of associated companies
13	Tax charge
14	Property, plant and equipment, net
15	Intangible assets, net
16	Investments in associated companies, net
17	Other investments, net – non current
18	Receivables, net — non current
19	Receivables — current
20	Inventories, net
21	Trade receivables, net
22	Cash and cash equivalents and other investments
23	Provisions — non current
24	Provisions — current
25	Deferred income tax
26	Other liabilities
27	Derivative financial instruments
28	Borrowings
29	Contingencies, commitments and restrictions on the distribution of profits
30	Earnings per share
31	Related party transactions
32	Cash flow disclosures
33	Recently issued accounting pronouncements
34	Financial risk management
35	Post balance sheet events
36	Reconciliation of net income and shareholder’s equity to US GAAP

Annual Report and Accounts 2005
1 Business of the Company and corporate reorganization
(a) Business of the Company
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.
Near the end of 2004, Ternium’s ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, decided to restructure its investments in the flat and long steel manufacturing and distribution business. In connection with the restructuring, San Faustín acquired Ternium in December 2004. Until that date, Ternium was a dormant company.
In January 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sale 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). Also, the Company has granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. Such option has been exercised on February 23, 2006 for 22,981,360 shares. 2,004,743,442 shares (including shares in the form of ADSs) will be outstanding upon completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans mentioned in Note 3, exercise of the option granted to the underwriters and consummation of the transactions contemplated in the Corporate Reorganization Agreement described in Note 1 (b).
The proceeds of the Initial Public Offering totaled USD 496.9 million and have been used to repay Tranche A of the Ternium Credit Facility (as defined below) after deducting related expenses. See Note 35.
(b) Corporate reorganization
On May 6, 2005 San Faustín assigned and contributed to Inversora Siderurgica Limited (“ISL”), a wholly-owned subsidiary, a 100% interest in I.I.I.-Industrial Investments Inc. (“III BVI”), a subsidiary of San Faustín organized under the laws of the British Virgin Islands through which it held its investments in the flat and long steel manufacturing and distribution business and a 100% interest in Fasnet International S.A. (“Fasnet”).
The investments then held by III BVI consisted principally of the following:
•	a 50.75% interest in Siderar S.A.I.C. (“Siderar”) (which in turn owns a 11.11% equity interest in Ylopa — Servicos de Consultadoria Lda. (“Ylopa”) and a 14.40% interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”));

•	a 25.00% interest in Amazonia;

•	a 34.27% interest in Ylopa; and

•	a 100% interest in the Techintrade Network.
On May 6, 2005, ISL acquired a 96.77% interest in Ternium, which it afterwards increased to an interest of almost 100% of its issued and outstanding capital. On June 29, 2005, ISL assigned and contributed to Ternium all of its assets and liabilities, including, but not limited to, a 100% interest in III BVI and a 100% interest in Fasnet, in exchange for 959,482,775 shares of Ternium.
Also, on September 9, 2005 Tenaris S.A. (“Tenaris”) agreed to exchange with ISL its 21.17% interest (14.49% direct ownership at December 31, 2004) in Amazonia, and its 24.40% interest in Ylopa for 209,460,856 shares of the Company.
On September 15, 2005, ISL made a second contribution of all of its assets and liabilities including 750,021,919 shares of the Company, 21.17% in Amazonia, a “Cuota” representing 24.40% of Ylopa and other items, in exchange for 959,482,775 new shares of the Company. Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.
On September 22, 2005, the Company assumed all of I.I.I. BVI’s rights and obligations under the Ternium Credit Facility, dated as of August 16, 2005, for an aggregate principal amount of USD1.0 billion entered into among I.I.I. BVI and the lenders named therein; and several Subordinated Convertible Loan Agreements, each among I.I.I. BVI, as borrower, the subordinated lender party thereto, as lender, and the Company.
On October 27, 2005, I.I.I. BVI transferred to the Company all of its shares of Siderar, Amazonia, Inversiones Siderúrgicas, Techintrade, Hylsa Latin and Ylopa in consideration of the assumption by Ternium of I.I.I. BVI’s obligations under the Ternium Credit Facility and the Subordinated Convertible Loan Agreements.
In October 2005, Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items (the “Usiminas Exchange”) for

Annual Report and Accounts 2005
227,608,254 new shares of the Company. Upon the consummation of this exchange the capital was increased to USD 1,396,552, represented by 1,396,551,887 shares of 1 USD nominal value each.
Furthermore, in November 2005, Siderúrgica del Turbio S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana S.A. (“Sivensa”), exchanged with ISL its 3.42% equity interest in Amazonia for shares of the Company. ISL has, under the terms of the Corporate Reorganization Agreement (as defined below), contributed such interest in Amazonia to the Company in exchange for shares of the Company after the settlement of the Initial Public Offering (the “Sivensa Exchange”).
ISL and the Company entered into a reorganization agreement (the “Corporate Reorganization Agreement”) pursuant to which ISL committed to deliver shares of the Company to the Underwriters and to the Subordinated Lenders (as defined below) in an amount sufficient to satisfy the Company’s obligation to deliver shares of the Company to the Underwriters (excluding any shares to be delivered in connection with the Underwriters’ over-allotment option) and to the Subordinated Lenders pursuant to the terms of the Initial Public Offering and the Subordinated Convertible Loan Agreements. As provided in the Corporate Reorganization Agreement, after ISL’s delivery of such shares, ISL will contribute all of its assets and liabilities (including the credit against the Company arising from such delivery of shares, its interest in Amazonia resulting from the Sivensa Exchange and any remaining shares of the Company) to the Company in exchange for that number of newly issued shares of the Company equal to the number of shares of the Company held by ISL prior to the Sivensa Exchange.
Because III BVI and Fasnet are under the common control of ISL, their consolidated financial statements have been retroactively combined with those of the Company and presented as one reporting entity (“Ternium”) in these combined consolidated financial statements. In addition, since Tenaris and the Company are under common control of San Faustín, the equity interests held by Tenaris in Amazonia and Ylopa that have been exchanged with ISL on September 9, 2005, have also been retroactively combined in these combined consolidated financial statements.
In addition, as mentioned in Note 3, on May 18, 2005, III BVI, Hylsamex S.A. de C.V. (“Hylsamex”) and Alfa S.A. de C.V. (“Alfa”) entered into an acquisition agreement (the “Hylsamex Acquisition Agreement”). Pursuant to the terms of the Hylsamex Acquisition Agreement, on August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. Accordingly, Hylsamex’s results of operations have been consolidated in these financial statements as from that date.
Detailed below are the companies whose consolidated financial statements have been included in these combined consolidated financial statements.

			Percentage of ownership
	Country of		at December 31,
Company	incorporation	Main activity	2005	2004
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%
Alvory S.A.	Uruguay	Rendering of procurement services	100.00%	—
III Industrial Investments Inc. (B.V.I.)	British Virgin Islands	Holding company	100.00%	100.00%
Inversiones Siderúrgicas S.A.	Panama	Holding company	100.00%	100.00%
Siderar S.A.I.C.	Argentina	Manufacturing of flat steel products	56.07%	50.75%
Techintrade Uruguay S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%
Ylopa — Servicos de Consultadoria Lda. (1)	Madeira — Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	95.12%	64.31%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%

(1)	Directly (54.62%) and indirectly through the participation of Prosid Investments S.C.A. (11.11%), and Inversiones Siderúrgicas (34.27%).
2 Basis of presentation
These combined consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s transition date for IFRS purposes was January 1, 2003 and thus, certain limited exceptions and exemptions provided by IFRS 1, “First-time Adoption of IFRS” have been used.
These combined consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2006). The combined consolidated financial statements are presented in thousands of United States dollars (“USD”)
The assets and liabilities of III BVI and Fasnet (and their respective subsidiaries, Inversiones Siderurgicas S.A. (“IS”), Siderar, Techintrade and Ylopa) have been accounted for at the relevant predecessor’s cost, reflecting the

Annual Report and Accounts 2005
carrying amount of such assets and liabilities contributed to the Company. Accordingly, the combined consolidated financial statements include the financial statements of the above-mentioned combined companies at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.
Detailed below are the subsidiary companies whose consolidated financial statements have been combined in these combined consolidated financial statements.

			Percentage of ownership
	Country of		at December 31,
Company	Organization	Main activity	2005	2004
Comesi San Luis S.A.I.C. (1)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	56.07%	50.24%
Inversiones Basilea S.A. (1)	Chile	Purchase and sale of real estate and other	56.07%	—
Prosid Investments S.C.A.(1)	Uruguay	Holding of investments in companies	56.07%	50.75%
Techintrade Italy S.R.L. (2)	Italy	Marketing of steel products	100.00%	100.00%
Socominter de Guatemala S.A. (2)	Guatemala	Marketing of steel products	100.00%	100.00%
Socominter de España S.A.U.(2)	Spain	Marketing of steel products	100.00%	100.00%
Socotrading S.A.(2)	Ecuador	Marketing of steel products	100.00%	100.00%
Techintrade Corporation (2)	USA	Marketing of steel products	100.00%	100.00%
Ternium Internationaal B.V. (formerly Techint Engineering Company B.V.)(2)	Netherlands	Marketing of steel products	100.00%	100.00%
Techintrade del Perú S.A.C. (2)	Peru	Marketing of steel products	100.00%	100.00%
Consorcio Siderurgia Amazonia Ltd.(3)	Cayman Islands	Holding of investments in Venezuelan steel companies	89.07%	—
Sidor C.A. (4)	Venezuela	Manufacturing and selling of steel products	53.20%	—
Hylsamex S.A. de C.V. (5)	Mexico	Holding Company	86.68%	—

(1)	Indirectly through Siderar S.A.I.C.

(2)	Indirectly through Tecnintrade Uruguay S.A.

(3)	Directly (45.24%) and indirectly through the participation of Prosid Investments S.C.A. (14.38%), Inversiones Siderúrgicas S.A. (25.00%), Hylsa Latin LLC (11.38%) and Hylsamex S.A de CV (0.59%). Total voting rights held 96.59%.

(4)	Indirectly through the participation of Amazonia (59.73%).

(5)	Indirectly through the participation of III (B.V.I.) (70.00%), and Siderar S.A.I.C. (29.75%).

Annual Report and Accounts 2005
Detailed below are the subsidiary companies whose consolidated financial statements have been consolidated in these combined consolidated financial statements, and the percentage of ownership held directly or indirectly through Hylsamex S.A. de C.V. in these companies at the end of each year indicated

			Percentage of ownership
	Country of		at December 31,
Company	Organization	Main activity	2005	2004
Hylsa S.A. de C.V. (1)	Mexico	Manufacturing and selling of steel products	86.68%	—
Express Anahuac S.A. de C.V. (1)	Mexico	Freight services	86.68%	—
Ferropak Comercial S.A. de C.V. (1)	Mexico	Scrap company	86.68%	—
Ferropak Servicios S.A. de C.V. (1)	Mexico	Services	86.68%	—
Galvacer America Corp (1)	USA	Distributing company	86.68%	—
Galvamet America Corp (1)	USA	Manufacturing and selling of insulates panel products	86.68%	—
Tansamerica E. & I. Corp (1)	USA	Scrap company	86.68%	—
Galvatubing Inc. (1)	USA	Manufacturing and selling of pipe products	86.68%	—
Las Encinas S.A. de C.V. (1)	Mexico	Exploration, explotation and pelletizing of iron ore	86.68%	—
Técnica Industrial S.A. de C.V. (1)	Mexico	Services	86.68%	—
Hylsa Latin LLC (2)	USA	Holding company	86.68%	—
Acerex S.A. de C.V. (3)	Mexico	Tooling services	43.34%	—
Acerex Servicios S.A. de C.V. (3)	Mexico	Services	43.34%	—
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (3)	Mexico	Exploration, explotation and palletizing of iron ore	43,34%	—
Peña Colorada Servicios S.A. de C.V. (3)	Mexico	Services	43.34%	—

(1)	Indirectly through the participation of Hylsamex. Total voting rights held: 100.00%.

(2)	Indirectly through the participation of Hylsamex (73.4%) and Ternium S.A. (26.6%). Total voting rights held: 100%.

(3)	Indirectly through the participation of Hylsamex. Total voting rights held: 50.00%.
Detailed below are the most relevant associated companies which are accounted for by the equity method of accounting in these combined consolidated financial statements.

			Percentage of ownership
	Country of		at December 31,
Company	Organization	Main activity	2005	2004
Consorcio Siderurgia Amazonia Ltd.(1)	Cayman Islands	Holding of investments in Venezuelan steel companies	—	31.03%
Matesi Materiales Siderúrgicos S.A.(2)	Venezuela	Manufacturing and marketing of briquettes	26.49%	—
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	Granting of guarantees to participating partners to facilitate or permit access to credits for the purchase of national raw material	21.81%	19.74%

(1)	Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: 41.44%. The Company acquired control over Amazonia on February 15, 2005 (see Note 3).

(2)	Indirectly through the participation of Sidor (49.8%).

(3)	Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.
Eliminations of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made in consolidation.

Annual Report and Accounts 2005
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.
These combined consolidated financial statements have been approved for issue by the board of directors on February 28, 2006.
3 Acquisition of business
(a) Hylsamex
On May 18, 2005, III BVI, Hylsamex S.A. de C.V. and Alfa entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.8% equity interest in that company.
Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.
The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:

Fair value of assets
and liabilities at the date
of acquisition
USD Thousand
Property, plant and equipment	2,129,325
Inventories	345,053
Cash and cash equivalents	215,411
Deferred tax liabilities	(449,537)
Pension benefits	(116,860)
Borrowings	(751,730)
Others assets and liabilities, net	488,297
Minority interest	(156,651)

Net	1,703,308

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 399.7 million.

Annual Report and Accounts 2005
As part of the financing for the acquisition, the Company and its affiliates entered into the following loan agreements:
i)	an amended and restated credit agreement, dated as of August 16, 2005 among I.I.I. BVI and lenders for an aggregate principal amount of USD1,000 million (the “Ternium Credit Facility”). The Ternium Credit Facility is comprised of two equal tranches:
–	Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006 (see Note 35).

–	Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points.
ii)	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders (the “Siderar Credit Facility”). The Siderar Credit Facility is payable in five equal and consecutive semi-annual installments with a grace period of 12 months and bears interest at LIBOR plus 200 basis points; and

iii)	several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the “Subordinated Lenders”, the agreements, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on February 6, 2006 the Company delivered the ADSs to the Underwriters upon consummation of the Initial Public Offering, the Subordinated Convertible Loans have been converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering (see Note 35).
Under the credit agreements mentioned in i) and ii) above, the Company and its affiliates are subject to certain covenants that limit their ability to, among other things: pay dividends in excess of certain amounts to their shareholders or make other restricted payments; make capital expenditures in excess of certain amounts; grant certain liens, borrow additional money or prepay principal or interest on subordinated debt over certain limits, change their business or amend certain significant agreements, effect a change of control, and merge, acquire or consolidate with another company, make additional investments or dispose of their assets.
These contracts also require Ternium and its subsidiaries to meet certain financial covenants, ratios and other tests, which could limit their operational flexibility and could prevent Ternium from taking advantage of business opportunities as they arise, growing its business or competing effectively. Moreover, a failure by Ternium and its subsidiaries to comply with applicable financial measures could result in defaults under those agreements or instruments. Ternium and its subsidiaries are in compliance with all of their financial covenants, ratios and tests.
(b) Amazonia
On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005 new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 correspond to the majority shareholders. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.
With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.

Annual Report and Accounts 2005
The acquired business contributed revenues of USD 1,863.5 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:

Fair value of assets
and liabilities at the date
of acquisition
USD Thousand
Property, plant and equipment	2,444,289
Inventories	284,676
Cash and cash equivalents	305,342
Deferred Tax Liabilities	(284,242)
Pension Benefits	(78,425)
Provisions	(37,163)
Borrowings	(656,658)
Others assets and liabilities, net	(13,459)
Minority Interest	(795,178)

Net	1,169,182

(c) Impeco S.A.
On November 18 2005, Ternium’s Argentine subsidiary, Siderar, agreed to acquire, for USD 55.2 million, assets and facilities of Acindar Industria Argentina de Aceros S.A. (“Acindar”) related to the production of welded steel pipes in the province of San Luis in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of Santa Fe in Argentina. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006.
4 Accounting policies
The following is a summary of the principal accounting policies followed in the preparation of these combined consolidated financial statements:
(a) Group accounting
(1) Subsidiary companies
Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.
(2) Associated companies
Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control (see Note 2). Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.
(3) First-time application of IFRS

Annual Report and Accounts 2005
The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.
In preparing these combined consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:
3.1. Exemptions from full retrospective application – elected by the Company
The Company has elected to apply the following optional exemptions from full retrospective application.
(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.
(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.
3.2 Exceptions from full retrospective application followed by the Company
Ternium has applied the following mandatory exceptions from retrospective application.
(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.
(b) Hedge accounting exception
The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.
(c) Estimates exception
Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.
(d) Assets held for sale and discontinued operations exception
Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) during the period presented.
(b) Foreign currency translation
(1) Functional and presentation currency
Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar (“USD”). Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole. The combined consolidated financial statements are presented in thousands of U.S. dollars.
(2) Subsidiary companies
The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
(i) assets and liabilities are translated at the closing rate of each balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting translation differences are recognized as a separate component of equity.
In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.
(3) Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are

Annual Report and Accounts 2005
recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.
(c) Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment has been valued at its deemed cost at the transition date to IFRS.
Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.
Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	20-40 years
Plant and production equipment	15-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years
The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.
If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (d) “Impairment”).
(d) Impairment
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For these purposes, each associate has been considered a cash generating unit.
At December 31, 2005 and 2004, no impairment provisions were recorded. The impairment provision recorded in previous years on the investment in Amazonia was reversed in 2004 and included in equity in earnings of associated companies, as explained in Note 12.
(e) Intangible assets
(1) Information systems projects
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.
Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling expenses and general and administrative expenses.

Annual Report and Accounts 2005
(2) Mining concessions
Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.
(3) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
(4) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2005, 2004 and 2003 totaled USD 2.1 million, USD 0.3 million and USD 0.5 million, respectively.
(f) Other investments
Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.
Deposits in trusts are classified as financial assets at fair value through profit or loss. Subsequent to their acquisition, these investments are carried at fair value through profit and loss. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. The Amazonia Convertible Debt Instrument was carried at cost until it was capitalized in February 2005.
In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderar has placed financial resources in a trust outside Argentina. The objective of the trust is solely to ensure that the financial needs for the normal development of Siderar’s operations are met. The fund mainly comprises time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The financial resources that were placed in the trust up to December 31, 2004 have been contributed to a subsidiary (Inversiones Basilea S.A.) as of January 1, 2005.
All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.
(g) Inventories
Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at period end are valued at supplier invoice cost.
A provision for obsolescence or slow-moving inventory is recorded in connection with supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change. The provision for slow-moving inventory is recognized for finished goods and goods in progress based on management’s analysis of their aging.
(h) Trade receivables
Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.
A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.
(i) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and words missing

Annual Report and Accounts 2005
short-term highly liquid investments (original maturity of less than 90 days).
In the combined consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.
(j) Shareholders’ equity
Basis of combination
The combined consolidated statement of changes in shareholders’ equity for the years 2005, 2004 and 2003 was prepared based on the following:
•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line;
•	Dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris.
•	Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.
•	Expenses incurred in connection with the Initial Public Offering at year-end, totaling USD5.5 million approximately, have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity, although at December 31, 2005, the equity transaction had not yet been completed.
(k) Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
A debt restructuring is accounted for in accordance with the guidelines set forth by IAS No. 39 which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument.
Borrowing costs are expensed as incurred.
(l) Income taxes – current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.
The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.
Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).
Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
(m) Employee liabilities
(1) Pension obligations

Annual Report and Accounts 2005
The Company has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
Siderar
Siderar implemented an unfunded defined benefit employee retirement plan for Siderar’s and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.
For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are in U.S. Dollars and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated based on a seven-year salary average.
Sidor
In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the Union representing Sidor’s employees, on July 6, 1998, Sidor has established a plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 (“Employee Benefits”), Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.
Hylsamex
The valuation of the liabilities for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement.
The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries.
The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees.
The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.
(2) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.
(3) Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.
(4) Social security contributions

Annual Report and Accounts 2005
Social security laws in force in Argentina, Mexico and Venezuela provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar, Hylsamex and Sidor make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
(n) Provisions and other liabilities
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.
(o) Revenue recognition
Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.
Interest income is recognized on an effective yield basis.
Income from participation account is recognized when earned according to its contractual terms (see Note 29).
(p) Cost of sales, selling expenses and general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
(q) Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. At December 31, 2005, there were 297,010,812 potential shares outstanding (see Note 30; actual shares are described in Note 35 (a)).
(r) Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.
(s) Segment information
Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others. The flat steel products segment comprises the manufacturing and marketing of flat steel products and the long steel products segment comprises the manufacturing and marketing of long steel products.
The secondary reporting format is based on a geographical location. Ternium sells its products to four main geographical areas: South and Central America, North America, Europe and Other.

Annual Report and Accounts 2005
5 Segment information
Primary reporting format – business segments

	Flat steel	Long steel
	products	products	Other	Unallocated	Total

Year ended December 31, 2005

Net sales	3,570,414	625,368	251,898	—	4,447,680
Cost of sales	(1,925,163)	(382,325)	(163,356)	—	(2,470,844)

Gross profit	1,645,251	243,043	88,542	—	1,976,836

Capital expenditures — PP&E	208,772	14,587	—	—	223,359
Depreciation — PP&E	267,975	32,604	1,387	—	301,966

Segment assets
Inventories, net	859,270	126,536	14,313	—	1,000,119
Trade receivables, net	363,573	74,925	34,262	—	472,760
PP&E, net	4,653,192	749,305	61,374	—	5,463,871
Other assets	—	—	—	1,723,231	1,723,231

Segment liabilities	1,566,451	193,247	31,117	3,293,247	5,084,062

	Flat steel
	products	Trading	Other	Unallocated	Total
Year ended December 31, 2004

Net sales	1,266,197	325,227	7,501	—	1,598,925
Cost of sales	(647,815)	(312,447)	(4,742)	—	(965,004)

Gross profit	618,382	12,780	2,759	—	633,921

Capital expenditures — PP&E	83,763	—	—	—	83,763
Depreciation — PP&E	92,596	86	—	—	92,682

Segment assets
Inventories, net	233,624	20,100	562	—	254,286
Trade receivables, net	111,945	58,877	783	—	171,605
PP&E, net	1,244,294	397	—	—	1,244,691
Investment in Amazonia	309,195	—	—	—	309,195
Other assets	468,673	95,047	—	103,133	666,853

Segment liabilities	635,461	143,629	—	95,689	874,779

	Flat steel
	products	Trading	Other (ii)	Unallocated	Total
Year ended December 31, 2003

Net sales	955,591	98,261	2,714	—	1,056,566
Cost of sales	(576,368)	(93,276)	(2,076)	—	(671,720)

Gross profit	379,223	4,985	638	—	384,846

Capital expenditures — PP&E	26,014	—	—	—	26,014
Depreciation — PP&E	81,720	29	—	—	81,749

Segment assets
Inventories, net	140,754	3,167	386	—	144,307
Trade receivables, net	81,504	26,922	30	—	108,456
PP&E, net	1,275,477	222	—	—	1,275,699
Investment in Amazonia	151,543	—	—	—	151,543
Other assets	360,492	37,888	—	108,503	506,883

Segment liabilities	795,102	52,982	—	86,719	934,803

(ii) Includes sales of pig iron made by Siderar

Annual Report and Accounts 2005
Secondary reporting format — geographical segments
Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditures is based on the assets’ location.
Ternium’s subsidiaries operate for four main geographical areas. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

	South and
	Central	North
	America	America	Europe	Other	Total
Year ended December 31, 2005
Net sales	2,805,214	1,290,353	270,496	81,617	4,447,680
Segment assets
Trade receivables	64,837	335,795	68,050	4,078	472,760
Property, plant and equipment	3,409,045	2,054,687	139	—	5,463,871

Depreciation — PP&E.	249,808	52,132	26	—	301,966
Capital expenditures – PP&E	180,867	42,473	19	—	223,359

Year ended December 31, 2004
Net sales	1,123,692	230,829	212,373	32,031	1,598,925
Segment assets
Trade receivables	50,956	42,563	77,581	505	171,605
Property, plant and equipment	1,244,428	93	170	—	1,244,691

Depreciation — PP&E.	92,626	25	31	—	92,682
Capital expenditures – PP&E	83,763				83,763

Year ended December 31, 2003
Net sales	713,265	86,618	184,033	72,650	1,056,566
Segment assets
Trade receivables	35,529	7,744	63,930	1,253	108,456
Property, plant and equipment	1,275,542	29	128		1,275,699

Depreciation — PP&E	81,720	7	22	—	81,749
Capital expenditures – PP&E	26,014				26,014
6 Cost of sales

	Year ended December 31,
	2005	2004	2003

Inventories at the beginning of the year	254,286	144,307	109,966
Acquisition of business – Amazonia	284,676	—	—
Acquisition of business — Hylsamex	345,053	—	—
Plus: Charges for the year
Raw materials and consumables used and other movements	1,607,002	781,337	453,590
Services and fees	114,115	42,277	37,782
Labor cost	283,775	89,362	68,053
Depreciation of property, plant and equipment	279,480	89,836	78,996
Amortization of intangible assets	10,488	5,400	2,871
Maintenance expenses	207,242	62,488	57,888
Office expenses	5,174	1,145	1,214
Freight and transportation	41,457	18,746	14,574
Insurance	814	815	607
Provision for obsolescence	7,927	—	—
Recovery from sales of scrap and by-products	(35,266)	(23,315)	(13,714)
Others	64,740	6,892	4,200
Less: Inventories at the end of the year	(1,000,119)	(254,286)	(144,307)

	2,470,844	965,004	671,720

Annual Report and Accounts 2005
7 General and administrative expenses

	Year ended December 31,
	2005	2004	2003
Services and fees	40,471	12,479	9,117
Labor cost	119,822	15,105	17,159
Depreciation of property plant and equipment	22,486	2,846	2,753
Amortization of intangible assets	3,308	440	438
Maintenance and expenses	7,564	2,162	1,452
Taxes	35,787	17,977	13,665
Office expenses	21,147	1,346	1,155
Donations	3,242	1,061	1,767
Insurance	4,410	529	685
Others	10,994	4,483	3,366

	269,231	58,428	51,557

8 Selling expenses

	Year ended December 31,
	2005	2004	2003
Services and fees	13,237	3,249	3,582
Labor cost	22,578	9,144	9,271
Amortization of intangible assets	643	670	421
Office expenses	6,229	194	240
Freight and transportation	198,657	42,354	46,257
Taxes	9,321	3,934	2,251
Others	1,297	979	764

	251,962	60,524	62,786

9 Labor costs (included in cost of sales, selling expenses and general and administrative expenses)

	Year ended December 31,
	2005	2004	2003
Wages, salaries and social security costs	361,250	104,268	83,087
Termination benefits	40,364	7,969	10,419
Pension benefits — defined benefit plans (Note 26 (i))	24,561	1,374	977

	426,175	113,611	94,483

10 Other operating expenses, net

	Year ended December 31,
	2005	2004	2003
(i) Other operating income
Others	6,543	502	75

Total other operating income	6,543	502	75

(ii) Other operating expenses
Provision for impairment- trade receivables	(1,853)	(1,093)	(6,025)
Recovery of provision for impairment- trade receivables	4,320	3,419	4,701
Provision for legal claims and other matters	(13,586)	(2,714)	(3,975)
Others	(4,558)	(912)	(497)

Total other operating expenses	(15,677)	(1,300)	(5,796)

(iii) Derecognition of property, plant & equipment (a)	(54,348)	—	—

Total other operating expenses, net	(63,482)	(798)	(5,721)

(a)	After the acquisition of Hylsamex described in Note 3, the Company’s management decided to abandon one of Hylsamex’s mills and, accordingly, the net carrying amount of such mill has been charged to income for the year.

Annual Report and Accounts 2005
11 Financial (expenses) income, net

	Year ended December 31
	2005	2004	2003
Interest expense	(81,608)	(18,257)	(39,980)
Interest income	32,324	8,911	6,036
Net foreign exchange transaction gains and change in fair value of derivative instruments	(28,828)	9,845	37,787
Bank commissions and other bank charges	(10,015)	(1,506)	(1,719)
Income from Participation Account (i)	44,050	203,429	73,913
Loss from Participation Account (i)	(265,207)	—	—
Others	(1,452)	(133)	(431)

Financial (expenses) income, net	(310,736)	202,289	75,606

(i)	Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement described in Note 29 has been recorded under Income from Participation Account within Financial income, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium’s share of the Participation Account has been offset against Amazonia’s loss for the same concept and shown net under Loss from Participation Account line item.
12 Equity in earnings of associated companies

	Year ended December 31,
	2005	2004	2003
Equity in earnings of associated companies (Note 16)	21,524	60,908	148,162
Impairments (i) (Note 16)	—	148,293	(37,912)

Equity in earnings of associated companies	21,524	209,201	110,250

(i)	The accumulated impairment loss over the Company’s investment in Amazonia at December 31, 2003 (totaling USD 148,293) was fully reversed in fiscal year 2004.
13 Tax charge
Income tax
Income tax expense for each of the years presented is as follows

	Year ended December 31,
	2005	2004	2003
Current tax	(243,482)	(209,147)	(60,625)
Deferred tax (Note 25)	24,990	31,661	(33,462)

	(218,492)	(177,486)	(94,087)

Income tax expense for the years ended December 31, 2004 and 2003 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2005	2004	2003
Income before income tax	1,291,305	925,661	450,638

Income tax expense at statutory tax rate	271,953	179,827	94,727
Non taxable income	(70,115)	(2,341)	(1,289)
Non deductible expenses	19,196	—	649
Utilization of previously unrecognized tax losses	(2,542)	—	—

Income tax expense	218,492	177,486	94,087

Annual Report and Accounts 2005
14 Property, plant and equipment, net

				Vehicles,
		Building and	Production	furniture	Work in	Spare
Year ended December 31, 2005	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099
Translation differences	(6,243)	(98,975)	(266,065)	(6,484)	(10,094)	(382)	(388,243)
Acquisition of business — Amazonia	55,815	959,849	2,473,696	42,231	94,370	—	3,625,961
Acquisition of business — Hylsamex	235,479	547,183	2,881,273	68,959	49,872	—	3,782,766
Additions	266	7,539	42,747	2,633	165,966	4,208	223,359
Disposals / Consumptions	—	(29,029)	(83,352)	(3,396)	—	(1,538)	(117,315)
Transfers	6,252	59,808	115,457	5,379	(186,896)	—	—

Values at the end of the year	314,996	2,128,951	7,381,444	250,534	150,083	18,619	10,244,627

Depreciation
Accumulated at the beginning of the year	—	(392,996)	(1,368,813)	(109,797)	—	(1,802)	(1,873,408)
Translation differences	—	61,210	107,768	3,773	—	(2)	172,749
Acquisition of business — Amazonia	—	(480,581)	(688,188)	(12,903)	—	—	(1,181,672)
Acquisition of business — Hylsamex	—	(274,824)	(1,330,310)	(48,307)	—	—	(1,653,441)
Depreciation Charge	—	(68,442)	(221,566)	(11,801)	—	(157)	(301,966)
Disposals / Consumptions	—	14,207	39,929	1,806	—	1,040	56,982
Accumulated at the end of the year	—	(1,141,426)	(3,461,180)	(177,229)	—	(921)	(4,780,756)

At December 31, 2005	314,996	987,525	3,920,264	73,305	150,083	17,698	5,463,871

				Vehicles,
		Building and	Production	furniture	Work in	Spare
Year ended December 31, 2004	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	23,856	644,233	2,233,218	141,874	29,797	14,187	3,087,165
Translation differences	(392)	(11,212)	(36,999)	(2,346)	(585)	(263)	(51,797)
Additions	—	—	—	970	80,386	2,407	83,763
Disposals / Consumptions	(37)	—	—	(187)	(808)	—	(1,032)
Transfers	—	49,555	21,469	901	(71,925)	—	—

Values at the end of the year	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099

Depreciation
Accumulated at the beginning of the year	—	(374,761)	(1,329,670)	(105,504)	—	(1,531)	(1,811,466)
Translation differences	—	6,439	22,525	1,576	—	30	30,570
Depreciation charge	—	(24,674)	(61,668)	(6,039)	—	(301)	(92,682)
Disposals / Consumptions	—	—	—	170	—	—	170

Accumulated at the end of the year	—	(392,996)	(1,368,813)	(109,797)	—	(1,802)	(1,873,408)

At December 31, 2004	23,427	289,580	848,875	31,415	36,865	14,529	1,244,691

Annual Report and Accounts 2005
15 Intangible assets, net

	Information System	Mining
Year ended December 31, 2005	Projects	Concessions	Goodwill	Total
Cost

Values at the beginning of the year	20,547	—	—	20,547
Translation differences	(1,767)	(603)	(5,694)	(8,064)
Acquisition of business — Amazonia	7,465	—	—	7,465
Acquisition of business — Hylsamex	11,172	127,101	—	138,273
Additions	21,144	436	405,388	426,968
Disposals	(77)	—	—	(77)

Values at the end of the year	58,484	126,934	399,694	585,112

Amortization

Accumulated at the beginning of the year	(10,498)	—	—	(10,498)
Translation differences	806	—	—	806
Acquisition of business — Amazonia	(2,906)	—	—	(2,906)
Acquisition of business — Hylsamex	(5,193)	—	—	(5,193)
Amortization charge	(10,115)	(4,324)	—	(14,439)

Accumulated at the end of the year	(27,906)	(4,324)	—	(32,230)

At December 31, 2005	30,578	122,610	399,694	552,882

Information
Year ended December 31, 2004	System Projects
Cost
Values at the beginning of the year	12,055
Translation differences	(308)
Additions	8,800

Values at the end of the year	20,547

Amortization
Accumulated at the beginning of the year	(4,074)
Translation differences	86
Amortization charge	(6,510)

Accumulated at the end of the year	(10,498)

At December 31, 2004	10,049

16 Investments in associated companies, net

	Year ended December 31,
	2005	2004
At the beginning of the year	309,318	151,672
Translation adjustment	(3,554)	(51,555)
Equity in earnings of associated companies	21,524	60,908
Consolidation of Amazonia (see Note 3)	(318,166)	—
Impairments (Note 12)	—	148,293

At the end of the year	9,122	309,318

Annual Report and Accounts 2005
The principal associated companies, all of which are unlisted, are:

		Percentage of ownership
	Country of	at December 31,		Value at December 31,
Company	incorporation	2005	2004	2005	2004
Matesi Materiales Siderúrgicos S.A. (1)	Venezuela	26.49%	—	9,002	—
Consorcio Siderurgia Amazonia Ltd. (2)	Cayman Islands	—	31.03%	—	309,195
Compañía Afianzadora de Empresas Siderúrgicas S.G.R (3)	Argentina	21.81%	19.74%	120	123

				9,122	309,318

(1)	Indirectly through the participation of Sidor (49.8%).

(2)	Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: 41.44%.

(3)	Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.
The equity investment in Amazonia at December 31, 2004 has been valued using the financial statements of that company at that date. The accompanying table shows summarized financial information of Amazonia at December 31, 2004.

As of December
31, 2004
Non-current assets	1,775,801
Current assets	881,875

Total assets	2,657,676

Shareholders’ equity	746,157
Minority interest	595,912

Total shareholders’ equity	1,342,069

Non-current liabilities	693,640
Current liabilities	621,967

Total liabilities	1,315,607

Year ended
December 31,
2004
Net sales	1,914,308
Income tax and asset tax expense	(8,342)
Net income for the year attributable to equity holders	146,324
Net income for the year attributable to minority interest	116,999
17 Other investments, net — non-current

	As of December 31,
	2005	2004
Amazonia convertible debt instrument (Note 29)	—	127,576
Time deposits with related parties (i)	10,450	11,171
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	3,402	3,949
Other	243	7,874
Provision for impairment of other investments (Note 23 (i))	(1,488)	(2,001)

Total	12,607	148,569

(i)	Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii)	Guarantee fund Compañía de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañia Afianzadora de Empresas Siderurgicas SGR, which acts as guarantor of third parties’ debts.

Annual Report and Accounts 2005
18 Receivables, net — non-current

	As of December 31,
	2005	2004
Related parties	39,285	12,293
Employee advances and loans	6,323	1,516
Trade receivables	3,474	3,404
Employee receivables from sale of fixed assets	1,729	1,861
Others	76	113
Provision for impairment — receivables (Note 23 (i))	(3,024)	(3,404)

	47,863	15,783

19 Receivables — current

	As of December 31,
	2005	2004
Value added tax	55,326	—
Asset tax	60,312	—
Prepaid taxes	2,894	2,534
Employee advances and loans	5,943	1,919
Advances to suppliers	58,839	11,815
Expenses paid in advance	15,172	688
Government tax refunds on exports	36,425	6,534
Receivables with related parties	35,548	160,230
Other	20,843	24,979

	291,302	208,699

20 Inventories, net

	As of December 31,
	2005	2004
Raw materials, materials and spare parts	578,088	125,711
Goods in process	282,358	71,228
Finished goods	192,492	69,871
Provision for obsolescence (Note 24 (i))	(52,819)	(12,524)

	1,000,119	254,286

21 Trade receivables, net

	As of December 31,
	2005	2004
Current accounts	487,952	169,180
Trade receivables with related parties	14,659	13,179
Provision for impairment — trade receivables (Note 24 (i))	(29,851)	(10,754)

	472,760	171,605

22 Cash, cash equivalents and other investments

	As of December 31,
	2005	2004
(i) Other investments

Trust funds with specific objective	5,185	88,755

	5,185	88,755

(ii) Cash and cash equivalents

Cash at banks and in hand	117,737	32,825
Deposits and foreign private sector bonds	637,243	162,050
Restricted cash	10,650	—

	765,630	194,875

Annual Report and Accounts 2005
23 Provisions — non current
(i) Deducted from assets

		Provision
	Provision for	for impairment
	Impairment-	Other investments -
	Receivables	non current

Year ended December 31, 2005
Values at the beginning of the year	3,404	2,001
Translation differences	(47)	(17)
Reversals	(333)	—
Uses	—	(496)

At December 31, 2005	3,024	1,488

Year ended December 31, 2004
Values at the beginning of the year	6,894	2,035
Translation differences	(71)	(34)
Reversals	(3,419)	—

At December 31, 2004	3,404	2,001

(ii) Liabilities

Legal claims
and
other matters
Year ended December 31, 2005
Values at the beginning of the year	11,925
Translation differences	(4,349)
Acquisition of business — Amazonia	37,163
Additional provisions	9,240
Used	(500)

At December 31, 2005	53,479

Year ended December 31, 2004
Values at the beginning of the year	9,859
Translation differences	(173)
Additional provisions	2,239

At December 31, 2004	11,925

Annual Report and Accounts 2005
24 Provisions — current
(i) Deducted from assets

	Provision for impairment
	– trade receivables	Provision for obsolescence
Year ended December 31, 2005
Values at the beginning of the year	10,754	12,524
Translation differences	(418)	(1,802)
Reversals	(3,987)	—
Acquisition of business — Amazonia	6,108	13,184
Acquisition of business — Hylsamex	24,509	24,713
Additional provisions	1,853	7,927
Uses	(8,968)	(3,727)

At December 31, 2005	29,851	52,819

Year ended December 31, 2004
Values at the beginning of the year	9,877	13,925
Translation differences	(216)	(215)
Reversals	—	(3,234)
Additional provisions	1,093	2,048

At December 31, 2004	10,754	12,524

(ii) Liabilities

Legal claims and
other matters
Year ended December 31, 2005
Values at the beginning of the year	960
Translation differences	(6)
Additional provisions	4,346
Uses	(4,641)

At December 31, 2005	659

Year ended December 31, 2004
Values at the beginning of the year	1,584
Translation differences	(19)
Additional provisions	475
Uses	(1,080)

At December 31, 2004	960

25 Deferred income tax
     Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
     The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2005	2004
At beginning of year	(337,473)	(374,907)
Acquisition of business — Amazonia	(284,242)	—
Acquisition of business — Hylsamex	(426,786)	—
Translation differences	4,449	5,773
Income statement credit	24,990	31,661

At end of year	(1,019,062)	(337,473)

Annual Report and Accounts 2005
The tax effects of temporary differences that give rise to significant portions of the group’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2005	2004
Deferred tax assets:

Receivables	23,217	—
Inventories	12,708	—
Other assets	7,941	1,638
Tax loss carryforwards	18,188	12,879
Tax assets	79,983	—
Provisions	9,918	4,504
Other liabilities	124,298	9,480

Total gross deferred tax assets	276,253	28,501

Deferred tax liabilities:

Property, plant and equipment & Intangible Assets	(1,115,262)	(363,605)
Inventories	(39,353)	(75)
Provision	(67,915)	—
Other	(72,785)	(2,294)

Total gross deferred tax liabilities	(1,295,315)	(365,974)

Net deferred tax liability	(1,019,062)	(337,473)

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
As of December 31, 2005 and 2004, USD 29,126 and USD nil, respectively, have been classified as non-current assets and USD 1,048,188 and 337,473, respectively, have been classified as non-current liabilities.
26 Other liabilities

			As of December 31,
			2005	2004
(i	)	Other liabilities — non-current

		Termination benefits	3,118	2,987
		Pension benefits	177,899	6,117
		Other	6,900	—

			187,917	9,104

Pension benefits
     The amounts recognized in the combined consolidated balance sheet are determined as follows:

	Year ended December 31,
	2005	2004
Present value of unfunded obligations	172,394	8,558
Unrecognized actuarial losses	8,594	1,086
Unrecognized prior service costs	(3,089)	(3,527)

Liability in the balance sheet	177,899	6,117

     The amounts recognized in the combined consolidated income statement are as follows:

	Year ended December 31,
	2005	2004
Current service cost	7,227	317
Interest cost	17,785	636
Amortization of prior service costs	443	420
Net actuarial losses (gains) recognized in the year	(894)	1

Total included in labor costs	24,561	1,374

     Movement in the liability recognized in the combined consolidated balance sheet is as follows:

Annual Report and Accounts 2005

	Year ended December 31,
	2005	2004
At the beginning of the year	6,117	5,479
Acquisition of business — Amazonia	78,425	—
Acquisition of business — Hylsamex	116,860	—
Transfers and new participants of the plan	(25,153)	122
Total expense	24,560	1,374
Translation differences	(9,549)	—
Contributions paid	(13,361)	(858)

At the end of year	177,899	6,117

     The principal actuarial assumptions used were as follows:

Siderar	Year ended December 31,
	2005	2004
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

Sidor	Year ended December 31,
	2005	2004
Discount rate	23.32%	—
Rate of compensation increase	16.34%	—

Hylsamex	Year ended December 31,
	2005	2004
Discount rate	8.67%	—
Rate of compensation increase	4.54%	—

		As of December 31,
		2005	2004
(ii)	Other liabilities — current
	Payroll and social security payable	67,639	23,135
	Termination benefits	18,966	2,163
	Participation account	90,186	—
	Related Parties	17	—
	Others	17,265	7,990

		194,073	33,288

Annual Report and Accounts 2005
27 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2005 and 2004 were as follows:

	Year ended December 31,
	2005	2004
Contracts with positive fair values:

Forward foreign exchange contracts	86	—
Interest rate Swap contracts	5,316	—

	5,402	—

	Year ended December 31,
	2005	2004
Contracts with negative fair values:

Forward foreign exchange contracts	—	(5,956)

	—	(5,956)

Derivative financial instruments breakdown are as follows:
Exchange rate derivatives

		Notional amount
		at December 31,
		2005 (in USD	Fair value at December 31,
Currencies	Contract	thousands)	2005	2004
USD/EUR	Euro forward sales	1,400	86	(5,622)

USD/GBP	Pound Sterling forward sales	—	—	(334)

			86	(5,956)

Interest rate swaps
On September 1, 2005, III BVI entered into a USD 250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the Ternium Credit Facility by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. The notional amount and schedule of payments provided by this agreement are as follows:

Calculation period		Notional amount
From and including	To but excluding	(USD thousands)
February 22, 2006	August 22, 2006	250,000
August 22, 2006	February 22, 2007	226,250
February 22, 2007	August 22, 2007	201,250
August 22, 2007	February 22, 2008	176,250
February 22, 2008	August 22, 2008	148,750
August 22, 2008	February 22, 2009	121,250
February 22, 2009	August 22, 2009	93,750
August 22, 2009	February 22, 2010	66,250
February 22, 2010	August 22, 2010	33,750

Annual Report and Accounts 2005
In addition, on September 1, 2005, Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and Deutsche Bank AG with a notional amount of USD 100 million each to manage its exposure to changes in market rates associated with the Siderar Credit Facility by setting the interest rate to 4.18% and 4.20% per annum, respectively. These interest rate swaps are due on August 22, 2008 and provide for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. The notional amount and schedule of payments provided by these agreements are as follows:

Calculation period		Notional amount
From and including	To but excluding	(USD thousands)
February 22, 2006	August 22, 2006	100,000
August 22, 2006	February 22, 2007	80,000
February 22, 2007	August 22, 2007	60,000
August 22, 2007	February 22, 2008	40,000
February 22, 2008	August 22, 2008	20,000
28 Borrowings

	Year ended
	December 31,
	2005	2004
(i) Non-current

Bank borrowings	1,810,910	1,008
Borrowings with related parties	603,683	—

	2,414,593	1,008
Less: debt issue costs	(14,715)	—

	2,399,878	1,008

(ii) Current

Bank borrowings	518,629	45,628
Others	—	443
Borrowings with related parties	3,789	75,927

	522,418	121,998
Less: debt issue costs	(6,019)	—

	516,399	121,998

Total Borrowings	2,916,277	123,006

The maturity of borrowings is as follows:

	Expected maturity date
At December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total(1)
Non-Current Debt

Fixed Rate	—	83,594	21,947	1,811	1,811	35,495	144,658
Floating Rate	—	463,349	713,693	265,844	208,651	603,683	2,255,220

Current Debt

Fixed Rate	121,829	—	—	—	—	—	121,829
Floating Rate	394,570	—	—	—	—	—	394,570

Total	516,399	546,943	735,640	267,655	210,462	639,178	2,916,277

Annual Report and Accounts 2005

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total(1)
Non-Current Debt

Fixed Rate	—	—	—	—	—	—	—
Floating Rate	—	783	225	—	—	—	1,008

Current Debt

Fixed Rate	102,583	—	—	—	—	—	102,583
Floating Rate	19,415	—	—	—	—	—	19,415

Total	121,998	783	225	—	—	—	123,006

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.
During March 2003, Siderar signed an agreement with its creditors which allowed Siderar to modify certain conditions of its financial debt (principally the extension of the original loans terms) for a total of USD 473.6 million. As a result of this agreement, Siderar made an initial payment of USD 85.0 million corresponding to 17.95% of the restructured debt. The remaining debt balance (New Bank Debt) at March 18, 2003 consisted of “New Trade Facility” for a total of USD 309.3 million and a “New FRN Facility” for a total of USD 79.0 million.
During 2004, the Company settled all the outstanding balances of the New Trade Facility and the New FRN Facility, and at the same time the guarantees and restrictions imposed by the financing contracts were released.
The weighted average interest rates — which incorporate instruments denominated in various currencies — at the balance sheet date were as follows:

	December 31,
	2005	2004
Bank borrowings	6.08%	2.25%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 2005 and 2004, respectively.
Breakdown of long-term borrowings by currency is as follows:
Bank borrowings

		December 31,
Currency	Interest rates	2005	2004
USD	Variable	2,200,543	18,091
USD	Fixed	609,293	102,583
EUR	Variable	—	2,332
EUR	Fixed	404	—
ARS	Fixed	55	—
MXN	Variable	64,822	—
VEB	Fixed	41,160	—

Total bank borrowings		2,916,277	123,006

EUR: Euro; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar
29 Contingencies, commitments and restrictions on the distribution of profits
Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s

Annual Report and Accounts 2005
combined consolidated financial position or results of operations.
(i) Consorcio Siderurgia Amazonia, Ltd.- Debt restructuring process
The financial restructuring of Sidor and Amazonia, which concluded during 2003 (the “2003 Restructuring”), entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Ternium had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, which were released in July 2005.
During 2003, as part of the 2003 Restructuring, Ternium acquired a 64.31% equity stake in Ylopa, a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD 135 million (USD 94 million contributed by the majority shareholders of the Company and USD 41 million contributed by the minority shareholders), primarily in the form of debt. As a result of the consummation of the 2003 Restructuring, Ylopa: (a) became Sidor’s creditor (in a “Participation Account Agreement”) of a loan bearing interest at an annual rate of 8%, payable if and when Sidor reaches certain financial goals, and (b) received debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa’s option (“the Amazonia convertible debt instrument”). Such convertible debt instrument was accounted for at cost.
The Amazonia convertible debt instrument was convertible into Amazonia’s common stock as from February 2005, but the option had to be exercised in a specific 15-day period during that month. Otherwise, the holders of the Amazonia convertible debt instrument would not be able to exercise the conversion option until February 2006. This conversion scheme was applicable every year until maturity. On February 3, 2005 Ylopa exercised its option to convert its convertible debt instrument into Amazonia’s common stock. As a result of this conversion, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.
As a result of the Participation Account Agreement described above, Ternium recognized a gain of USD 203.4 million and USD 73.9 million during the years ended December 31, 2004 and 2003, respectively, representing the amounts of the rights to receive the compensation payable for its participation in Sidor’s 2003 restructuring according to the terms of the agreement. Such compensation in the form of cash payments has been distributed on a semi-annual basis since October 2003. As from January 2005, Sidor began making those cash payments on a quarterly basis. This agreement has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor. Also, it was agreed that any such compensation collected by Ylopa in excess of the accumulated amount of USD 324 million, must be transferred to Amazonia., while Corporación Venezolana de Guayana (“CVG”) is not subject to any limitation to its entitlement. During the three-month period ended March 31, 2005, the accumulated compensation payable for the participation in Sidor’s 2003 restructuring reached the cap.
As of December 31, 2005, the Participation Agreement provides that 40.27% of the compensation payable by Sidor goes to the Venezuelan Government and the remaining goes to Amazonia. These percentages are equal to the equity participation of the Venezuelan Government and Amazonia in Sidor.
(ii) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A. claim
In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2005, Sidor’s potential exposure under this litigation amounted to USD94.3 million.
(iii) Consorcio Siderurgia Amazonia Ltd .- Pension plan
The Venezuelan Supreme Court of Justice has recently ruled in favor of increasing the benefits payable to retired employees of a Venezuelan company. This ruling is only binding on the parties to the litigation and Sidor has not received any claims in this regard. The Company analyzed the ruling’s legal grounds and the case’s facts and circumstances, and concluded that it is not probable that Sidor be subject to additional obligations in this respect. In the event that a potential claim by the participants of Sidor’s pension plan be successful, the Company estimates that the maximum loss would be approximately USD 56 million.
(iv) Tax claims
(a) Siderar. AFIP — Income tax claim for fiscal years 1995 to 1999

Annual Report and Accounts 2005
The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 20.4 million.
The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 from USD 16.6 million to USD 3.1 million and instructing the recalculation of taxes in accordance with this ruling. Based on the above, the Company recognized a provision amounting to USD 4.6 million as of December 31, 2005 as management considers there is a probable outflow of benefits.
(b) Amazonia
At December 31, 2004, Sidor recorded a provision for a total amount of USD 23.2 million in connection with tax matters. Among these claims, the most significant is the tax assessment brought by SENIAT, the Venezuelan tax and customs authority, in the third quarter of 2001, questioning the application of VAT credits arising from exports totaling USD5.2 million to offset tax liabilities. While the validity of such tax credits was not under discussion, the SENIAT questioned the application of such tax credits as payment on account of Sidor’s asset tax and other tax obligations. The Group recorded a provision in an amount of USD17.5 million in connection with this claim, representing the aggregate amount that SENIAT could claim as accrued interest under the Venezuelan tax code.
(v) Commitments
The following are the Company’s main off-balance sheet commitments:
(a) In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%.
(b) Siderar entered into a contract with Tenaris, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. Tenaris detected technical problems at this facility that impeded the delivery of certain steam volume. This outsourcing contract is due to terminate in 2018.
(c) On August 20, 2004, Sidor entered into a contract with MATESI Materiales Siderúrgicos S.A., for the supply of hot briquetted iron (HBI). Sidor commits to purchase 29.9% of MATESI’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on MATESI’s production by an extra 19.9 % until reaching a 49.8 % of MATESI’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or MATESI object to its renewal more than a year prior to its termination.
(d) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousands m3/day), either it uses it or not.
(e) Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.
(f) Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.
(g) In 1998, Sidor signed a contract with TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer subsidiary of Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.
(h) In 1997 Sidor entered into a twenty-year sales contract with Ferrominera del Orinoco (“FMO”) under which it committed to sell, at buyer’s requirements, up to 2 million tons per year of pellets to FMO. The price is based on the sale price of FMO’s iron ore to Sidor plus and applicable margin. Sidor and FMO entered into an amendment of the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (which percentage may drop to 70%).

Annual Report and Accounts 2005
In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2.0 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.
(i) Hylsa’s production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energa Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract currently supplies approximately 42% of Hylsa’s electricity needs with the remainder supplied by CFE, the Mexican State-owned utility. The contract with Iberdrola will terminate in 2027.
(j) Hylsamex S.A. de C.V. and subsidiaries enter into 21 long term operational leasing agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2006 to 2010, include USD39.1 million in leasing payments. Total loss for lease payments recorded in the year ended December 31, 2005 accounts for USD 10.2 million.
Future minimum lease payments under non-cancellable operating leases are as follows:

USD
Year	Thousands
2006	14,506
2007-2010	24,552
Total	39,058
(k) On October 24, 2003, Ternium’s subsidiary Siderar, together with Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporate certain take-or-pay conditions, Siderar committed to purchase up to 400 million cubic meters of gas during the life of the four year contract, expiring at the end of 2006 at a price to be negociated by the parties on an annual basis. At December 31, 2004, the parties to the joint agreement fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist.
(vi) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions (amounts in USD thousands):

At December
31,2005
Share capital	1,396,552
Legal reserve	139,655
Distributable reserves	279,581
Non distributable reserves	980,018
Accumulated deficit at January 1, 2005	(12)
Profit for the year	107,624

Total shareholders equity under Luxembourg GAAP	2,903,418

30 Earnings per share
On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares of no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.
On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.
Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

Annual Report and Accounts 2005
On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.
Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.
As mentioned in Note 1, in October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange the capital was increased to USD 1,396,552, represented by 1,396,551,887 shares of 1 USD nominal value each.
The Company’s combined earnings per share for the years ended December 31, 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each period. For fiscal year 2005, the weighted average of shares outstanding totaled 1,209,476,609 shares.
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares assumes that 1,168,943,632 shares were issued and outstanding as of January 1, 2003. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

	2005	2004	2003
Profit attributable to equity holders of the Company	704,406	457,339	218,215
Weighted average number of ordinary shares in issue	1,209,476,609	1,168,943,632	1,168,943,632
Basic earnings per share (USD per share)	0.58	0.39	0.19
Diluted earnings per share (USD per share)	0.54	0.39	0.19
31 Related party transactions
The Company is controlled by San Faustín, which at December 31, 2004 indirectly owned 100% of Ternium’s shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island Corporation. For commitments with Related Parties see Note 29.
The following transactions were carried out with related parties:

	Year ended December 31,
	2005	2004
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	36,978	23,665
Sales of services to associated parties	2,905	12,751
Sales of services to other related parties	5,636	1,399

	45,519	37,815

(b) Purchases of goods and services
Purchases of goods from associated parties	85,636	293,353
Purchases of goods from other related parties	71,205	68,826
Purchases of services from other related parties	21,792	28,662

	178,633	390,841

(c) Financial results
Income with associated parties	44,697	208,575
Income with other related parties	89	1,745
Expenses with other related parties	(10,043)	(7,843)

	34,743	202,477

Annual Report and Accounts 2005

	At December 31,
	2005	2004
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	71,317	94,401
Receivables from other related parties	18,175	91,301
Payables to associated parties	(13,644)	(78,325)
Payables to other related parties	(17,914)	(40,359)

	(57,934)	67,018

(b) Other investments

Time deposit	10,450	11,171

(c) Other balances
Trust fund with other related parties (Note 22)	5,185	88,755
Amazonia convertible debt instrument (Note 17)	—	127,576
Other	—	7,874

	5,185	224,205

(d) Financial debt

Borrowings with other related parties (Note 28)	(607,472)	(75,927)

(iii) Officers and Directors’ compensation
The aggregate compensation of Officers and Directors earned during the years ended December 31, 2005 and 2004 amounts to USD 4,485 thousand and 3,050 thousand, respectively. No compensation has been determined or paid to any of its directors during 2003.
32 Cash flow disclosures

	Year ended December 31,
	2005	2004	2003
(i) Changes in working capital (i)
Inventories	(133,995)	(114,686)	(19,416)
Receivables and prepayments	3,103	(138,248)	(73,631)
Trade receivables	97,814	(55,273)	22,341
Other liabilities	46,117	10,233	12,163
Trade payables	41,381	93,304	2,881

	54,420	(204,670)	(55,662)

(ii) Income tax accruals less payments
Tax accrued	218,492	177,486	94,087
Taxes paid	(262,500)	(57,276)	—

	(44,008)	120,210	94,087

(iii) Interest accruals less payments, net
Interest accrued	81,608	18,257	39,980
Interest paid	(60,256)	(9,174)	(34,552)

	21,352	9,083	5,428

(i)	Changes in working capital are shown net of the effect of exchange rate changes.
33 Recently issued accounting pronouncements
1. IFRIC Interpretation No. 8, Scope of IFRS 2
In January 2005, IFRIC issued IFRIC Interpretation No. 8, Scope of IFRS 2 (“IFRIC 8”). The issue addressed in IFRIC 8 is whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. An entity shall apply this Interpretation for annual periods beginning on or after 1 May 2006. Earlier application is encouraged. If an entity applies this Interpretation to a period beginning before 1 May 2006, it shall disclose that fact. The Company’s management estimates that the application of this Interpretation will not have a material effect on the Company’s financial condition or results of operations.
2. Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates Net Investment in a Foreign Operation

Annual Report and Accounts 2005
In December 2005, the International Accounting Standards Board (“IASB”) issued an amendment to International Accounting Standard No. 21, “The Effects of Changes in Foreign Exchange Rates Net Investment in a Foreign Operation” (“IAS 21”). The amendment finalizes proposals that were contained in Draft Technical Correction 1 Proposed Amendments to IAS 21 Net Investment in a Foreign Operation published in September 2005 and is applicable for annual periods beginning on or after January 1, 2006. Earlier application is encouraged. The Company’s management estimates that the application of this Amendment will not have a material effect on the Company’s financial condition or results of operations.
3. IFRIC Interpretation No. 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
In November 2005, IFRIC issued IFRIC Interpretation No. 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (“IFRC 7”), which provides guidance on how to apply the requirements of International Accounting Standard No. 29 (“IAS 29”) in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. An entity shall apply this Interpretation for annual periods beginning on or after 1 March 2006. Earlier application is encouraged. If an entity applies this Interpretation to financial statements for a period beginning before 1 March 2006, it shall disclose that fact. The Company’s management estimates that the application of this Intepretation will not have a material effect on the Company’s financial condition or results of operations.
4. Amendment to IAS 1, Presentation of Financial Statements
In August 2005, the IASB issued an amendment to International Accounting Standard No. 1 “Presentation of Financial Statements”. This amendment requires companies to disclose certain information about (a) the entity’s objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such non-compliance. This document finalizes some of the proposals that were contained in Exposure Draft 7 Financial Instruments: Disclosures (ED 7) published in July 2004. The remaining proposals in ED 7 were finalized in IFRS 7 Financial Instruments: Disclosures. Entities shall apply the amendments in this document for annual periods beginning on or after 1 January 2007. Earlier application is encouraged. The Company’s management estimates that the application of this Amendment will not have a material effect on the Company’s financial condition or results of operations.
5. International Financial Reporting Standard No. 7, Financial Instruments: Disclosures
In August, 2005, the IASB issued International Financial Reporting Standard No. 7, Financial Instruments: Disclosures (“IFRS 7”). The objective of IFRS 7 is to require entities to provide disclosures in their financial statements that enable users to evaluate: (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The principles in IFRS 7 complement the principles for recognizing measuring and presenting financial assets and financial liabilities in International Accounting Standard No. 32 “Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement”. An entity shall apply this IFRS for annual periods beginning on or after 1 January 2007. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it shall disclose that fact. The Company’s management estimates that the application of IFRS 7 will not have a material effect on the Company’s financial condition or results of operations.
34 Financial risk management
(1) Financial risk factors
Ternium’s activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates. Ternium’s subsidiaries use derivative financial instruments to minimize potential adverse effects on Ternium’s financial performance, by hedging certain risk exposures.
(i) Foreign exchange rate risk
Ternium operates in export markets and is exposed to foreign exchange rate risk arising from some currency exposures. Ternium’s relevant subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily derived from their exports.
Ternium aims to neutralize the negative impact of fluctuations in the value of these exports currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.
(ii) Interest rate risk
Ternium’s income and operating cash flows are substantially independent from changes in market interest rates. The Group’s interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

Annual Report and Accounts 2005
(iii) Concentration of credit risk
Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales.
Ternium’s subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.
Derivative counterparties and cash transactions are limited to high quality financial institutions.
(1) Financial risk factors
(iv) Liquidity risk
Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.
(v) Gas and electricity supply
Sidor relies heavily upon two Venezuelan state-owned companies for the provision of gas and electricity, which are critical for the operation of its plant and equipment. A major disruption in the gas and electricity supply process, such as strikes, lockouts and other problems, would impact Sidor significantly. However, the risk of such a disruption at the current time appears to be low.
(vi) Iron ore supply
Expenditures for iron ore constitute one of the company’s largest individual raw material costs. While Sidor purchases all of its iron ore from a Venezuelan state-owned company, a number of other sources are available. Although management believes that Sidor will be able to continue to purchase iron ore on favorable terms, there can be no assurance that Sidor could timely purchase sufficient quantities of that raw material from alternative suppliers at prices comparable to those offered by its current supplier.
(2) Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement .Ternium does not hedge its net investments in foreign entities.
Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 27.
(3) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.
As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.
In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

Annual Report and Accounts 2005
35 Post balance sheet events
The following are the main post balance sheet events:
(a)	As mentioned in Note 3, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.
(b)	As mentioned in Note 1, the Company’s management used the proceeds from the Initial Public Offering to repay Tranche A of the Ternium Credit Facility. On February 6, 2006, the Company delivered the ADSs to the Underwriters and collected the amount that were used to fully repay Tranche A of the Ternium Credit Facility and to provide for Initial Public Offering related expenses.
(c)	On February 23, 2006 the underwriter exercised the option to purchase 2,298,136 ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS.
36 Reconciliation of net income and shareholders’ equity to US GAAP
I. Differences in measurement methods
The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the year ended December 31,
	2005	2004	2003
Net income attributable to equity holders of the Company in accordance with IFRS	704,406	457,339	218,215

US GAAP adjustments – income (expense)

Valuation of fixed assets- PP&E (Note 36.a)	123,824	79,493	72,890
Troubled debt restructuring (Note 36.b)	14,820	—	—
Accounting for pension plans (Note 36.c)	(991)	(164)	(468)
Inventory valuation (Note 36.d)	(5,882)	(1,628)	(813)
Capitalization of interest cost- PP&E (Note 36.e)	(910)	152	(278)
Capitalization of interest cost- Intangible assets (Note 36.e)	(302)	313	80
Changes in fair value of financial assets through profit and loss (Note 36.f)	50,819	(1,361)	12,147
Equity in investments in associated companies- Amazonia (Note 36.h)	—	(76,926)	24,237
Excess of fair value of assets acquired over cost (Note 36.i)	(170,510)	—	—
Revaluation reserve over pre-acquisition interest in Amazonia (Note 36.j)	5,734	—	—
Acquisition of minority interest in controlled subsidiaries (Note 36.k)	(4,101)	—	—
Valuation of intangible assets and other assets (Note 36.m)	(674)	—	—
Deferred income tax (Note 36.n)	(51,315)	(27,101)	(29,251)
Minority interest (Note 36.o)	(105,613)	(5,462)	(32,586)

Net income in accordance with US GAAP	559,305	424,655	264,173

Weighted average number of shares outstanding (thousands)	1,209,477	1,168,944	1,168,944
Consolidated basic earnings per share in accordance with US GAAP	0.46	0.36	0.23
Consolidated diluted earnings per share in accordance with US GAAP	0.43	0.36	0.23

Annual Report and Accounts 2005

	As of December 31,
	2005	2004
Shareholders’ equity in accordance with IFRS	1,842,454	1,026,725

Valuation of fixed assets- PP&E (Note 36.a)	(1,410,264)	(962,453)
Troubled debt restructuring (Note 36.b)	(12,051)	—
Accounting for pension plans (Note 36.c)	5,227	1,463
Inventory valuation (Note 36.d)	(14,854)	(7,476)
Capitalization of interest cost- PP&E (Note 36.e)	7,083	5,697
Capitalization of interest cost- Intangible assets (Note 36.e)	344	647
Accounting for convertible debt (Note 36.g)	—	572,413
Equity in investments in associated companies- Amazonia (Note 36.h)	—	(163,529)
Excess of fair value of assets acquired over cost (Note 36.i)	(267,542)	—
Revaluation reserve over pre-acquisition interest in Amazonia (Note 36.j)	(85,962)	—
Acquisition of minority interest in controlled subsidiaries (Note 36.k)	470,850	—
Equity securities issuance cost (Note 36.l)	5,456	—
Valuation of intangible assets and other assets (Note 36.m)	(1,300)	—
Deferred income tax (Note 36.n)	507,253	336,743
Minority interest (Note 36.o)	389,944	144,025

Shareholders’ equity in accordance with US GAAP	1,436,638	954,255

Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2005	2004
Shareholders’ equity (deficit) at the beginning of the year in accordance with US GAAP	954,255	382,703
Net income for the year in accordance with US GAAP	559,305	424,655
Usiminas exchange	531,088	—
Capital increase	54,758	—
Other comprehensive (loss) income	(424,116)	227,783
Dividends paid in cash and other distributions	(238,652)	(80,886)

Shareholders’ equity at the end of the year in accordance with US GAAP	1,436,638	954,255

(a)	Valuation of fixed assets — property, plant and equipment
Under IFRS, the Company applied the provisions contained in IFRS 1 for the revaluation of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for its property, plant and equipment.
Under US GAAP, no accommodations are given to first-time adopters with regards to estimates of the original value of property, plant and equipment. Thus, no revaluations have been made for US GAAP purposes and historical cost has been used by the Company as its basis of accounting for this caption. The US GAAP adjustment to net income represents the difference in depreciation charge for the year.
(b) Troubled debt restructuring
In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, those companies accounted for their debt restructuring process in accordance with the guidelines set forth by IAS 39, which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS 39), that company recorded a USD59.5 million gain on restructuring in fiscal 2003.
Under US GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any,

Annual Report and Accounts 2005
shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Sidor under US GAAP. The US GAAP adjustment to net income represents the difference in interest expense for the year arising from the application of a different effective interest rate under US GAAP as compared to IFRS.
(c) Accounting for pension plans
Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.
Under US GAAP, the Company follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arise as a consequence of the following:
a.	Under IFRS Venezuela was considered a hyperinflationary country through December 31, 2002 while under US GAAP Venezuela ceased being hyperinflationary as from January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

b.	Under IFRS, past-service costs are recognized immediately as expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under US GAAP, past service costs are recognized over the remaining service lives of active employees.
(d) Inventory valuation
Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.
In addition, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned in Note 36.a above, the value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, this US GAAP adjustment reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.
(e) Capitalization of interest cost
Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS 23 and interest cost has been expensed as incurred.
Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements, interest was capitalized during the years ended December 31, 2005, 2004 and 2003. The net US GAAP adjustment also includes amortization of the interest capitalized.
(f) Changes in fair value of financial assets through profit and loss
The Company had certain investments in trust funds. Under IFRS, the Company carried these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.
Under US GAAP, the Company carried these investments at market value with material unrealized gains and losses, if any, included in Other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At December 31, 2005, the Company settled its available-for-sale investments and the unrealized gains recorded within other comprehensive income were reclassified into the statement of income.

Annual Report and Accounts 2005
(g) Accounting for convertible debt
Under IFRS, the investment in the convertible debt instrument issued by Amazonia was carried at cost. Under US GAAP, this security was valued at its fair value at each balance sheet date with changes in value recorded directly in Other comprehensive income as the Company considered this security to be an “available-for-sale” security as defined by SFAS No. 115. Upon conversion of the Amazonia convertible debt instrument into shares of that company, the amounts previously recorded in Other comprehensive income have been reversed as an adjustment to the cost value of the convertible debt and the net carrying amount has been deemed purchase price paid for the common shares received.
(h) Equity in investments in associated companies
Under both IFRS and US GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of the US GAAP reconciliation of net income and shareholders’ equity for the year ended December 31, 2004, the Company included under this line item the effect of the differences mentioned in items a. to e. above related to its investment in Amazonia and Sidor, as well as the following:
-	Ternium recorded an impairment provision on its investment in Amazonia in previous years. During 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by the Company’s management, the impairment provision was reversed under IFRS. No impairment provision has been recorded under US GAAP.
(i) Excess of fair value of net assets acquired over cost
As mentioned in Note 29, on February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year.
Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. Accordingly, under US GAAP, the Company reversed the gain recognized for IFRS purposes. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets, totaling USD 17.8 million.
(j) Revaluation reserve over pre-acquisition interest in Amazonia
As mentioned in Note 29, on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded in equity (under “Revaluation and other reserves” line item) the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.
For US GAAP purposes, the Company applied the provisions contained in SFAS No. 141. Under SFAS No. 141, when a company increases its shareholding interest in an equity investee, no fair value revaluation shall be made on the pre-acquisition equity interest held. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets.
(k) Acquisition of minority interest in controlled subsidiaries
In August 2005, the Company acquired an additional equity interest in Amazonia through the acquisition of Hylsamex. Under IFRS, this acquisition has been accounted for following the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.
In October 2005, the Company acquired an additional equity interest in Ylopa, Amazonia and Siderar through the Usiminas Exchange. Under IFRS, this acquisition has also been accounted for following the economic entity model and thus, it was recorded at carrying amount at acquisition date.
Under US GAAP when a company acquires an additional equity interest in a controlled subsidiary, this acquisition is recorded at fair value. Accordingly, under US GAAP, the Company (i) reversed the amounts charged to equity under IFRS in connection with the acquisition of an additional equity interest in Amazonia through the acquisition of Hylsamex, and (ii) allocated the difference between fair value and carrying amount arising from the above mentioned acquisitions to net tangible and identifiable intangible assets and goodwill.
As mentioned in Note 29, on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company

Annual Report and Accounts 2005
recorded the interest corresponding to minority equity holders of Amazonia at fair value. Under IFRS, the remaining minority interest in Amazonia at year-end (representing 10.9% of this company’s share capital) has been valued at fair value, resulting in an adjustment to minority interest of USD 257.4 million. Under US GAAP, the interest of minority equity holders of Amazonia has been valued at pre-acquisition carrying amount of net assets. No reconciling item has been shown in the reconciliation of shareholders’ equity and net income for the year as this difference has no effect on those amounts.
The chart below shows the net carrying amount of Property, plant and equipment and goodwill under IFRS and US GAAP after the application of all the above mentioned adjustments:

	Net carrying amount at December 31, 2005
	IFRS	US GAAP
Property, plant and equipment	5,463,871	3,967,401
Goodwill	399,694	610,330
(l) Equity securities issuance cost
Under IFRS, expenses incurred at year-end in connection with the issuance of equity securities effected in 2006 (totaling USD 5.5 million) has been deducted from shareholders’ equity. Under US GAAP, this amount has been shown within total assets.
(m) Valuation of intangible assets and other assets
Under both IFRS and US GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, as mentioned in Note 36.c above, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.
(n) Deferred income tax
Under US GAAP the Company calculated the effect of all of the above mentioned adjustments on deferred income taxes.
(o) Minority Interest
This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.
(p) Net income
Under US GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders. Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.
(q) Cumulative translation differences exemption
As mentioned in Note 4.(a), Ternium applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2003. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.

Annual Report and Accounts 2005
II. Other significant US GAAP disclosure requirements
The following is a summary of additional financial statement disclosures required under US GAAP:
(a) Statement of combined consolidated comprehensive income under US GAAP
Ternium uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	As of December 31,
	2005	2004
Net income for the year	559,305	424,655

Foreign currency translation adjustment	(39,247)	(10,776)
Change in fair value of available for sale securities	(384,869)	238,559

Total other comprehensive income	(424,116)	227,783

Comprehensive income	135,189	652,438

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currency translation
	adjustment for the year ended
	December 31,
	2005	2004
Balance at the beginning of the year	(144,587)	(133,811)
Decrease for the year	(39,247)	(10,776)

Balance at the end of the year	(183,834)	(144,587)

	Change in fair value of financial
	assets for the year ended
	December 31,
	2005	2004
Balance at the beginning of the year	384,869	146,310
(Decrease) increase for the year	(384,869)	238,559

Balance at the end of the year	—	384,869

Annual Report and Accounts 2005
(b) Supplemental cash flow information

	Year ended December 31, 2005
	Hylsamex	Amazonia	Siderar
Details of Acquisition of Subsidiary Companies:
Non-cash assets acquired:
Investments	337,039	9,875	—
Trade accounts receivable	305,831	188,978	—
Other receivables	72,069	162,199	—
Inventories	345,053	284,676	—
Intangible assets	133,079	3,893	—
Property, plant and equipment	2,129,325	2,444,289	—
Other assets	7,032	36,800	—

Total non-cash assets acquired	3,329,428	3,130,710	—

Liabilities assumed:
Trade accounts payable	(234,325)	(371,908)	—
Current tax liabilities	(19,000)	(7,630)	—
Borrowings	(751,730)	(656,658)	—
Pension benefits	(116,860)	(78,425)	—
Deferred income tax	(449,537)	(284,242)	—
Other liabilities	(21,521)	(35,666)	—
Provisions	—	(37,163)	—

Total liabilities assumed	(1,592,973)	(1,471,692)	—

Net non-cash assets acquired	1,736,455	1,659,018	—
Cash acquired	215,411	305,342	—

Net assets acquired	1,951,866	1,964,360	—

Minority interest	(160,576)	(1,338,320)	—
Pre-acquisition interest in Amazonia	—	(323,229)	—
Goodwill (excess of fair value of net assets acquired over cost)	405,388	(220,767)	—
Non-cash assets surrendered	—	(82,044)	—
Purchase price paid for acquired companies	2,196,678	—	—
Cash acquired	(215,411)	(305,342)	—

Net cash paid (received) for acquired companies	1,981,267	(305,342)	—

Increase in shareholding interest in subsidiary companies:
Minority interest	—	109,171	54,432
Increase in fair value of net assets acquired	—	116,424	38,404
Goodwill	—	149,391	61,244

Purchase price paid	—	374,986	154,080

(c) Recently issued accounting pronouncements
1. Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”)
In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets” (“SFAS No. 156”). SFAS No. 156 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:
a.	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain specific situations.

b.	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

c.	Permits an entity to choose between two different subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities.

d.	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FASB Statement No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

Annual Report and Accounts 2005
e.	Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.
An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement.
The Company’s management has not assessed the potential impact of this standard on its financial statements.
2. Statement of Financial Accounting Standard No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”)
In February 2006, the FASB issued SFAS No. 155, which amends Statements No. 133 and 140. This Statement:
a.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b.	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133

c.	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d.	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e.	Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.
At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to beginning retained earnings. An entity should separately disclose the gross gains and losses that make up the cumulative-effect adjustment, determined on an instrument-by-instrument basis. Prior periods should not be restated.
The Company’s management has not assessed the potential impact of this standard on its financial statements.
3. Statement of Financial Accounting Standard No. 154 “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3” (“SFAS No. 154”)
In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.
This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.
The Company’s management believes that the application of SFAS No. 154 will not have a material impact on the Company’s financial condition or results of operations.
4. Emerging Issues Task Force Issue 05-08 (“Issue 05-08”)

Annual Report and Accounts 2005
In September 2005, the Emerging Issues Task Force (“EITF”) discussed Issue 05-08, which establishes additional guidance with respect to accounting for income tax consequences of issuing convertible debt with a beneficial conversion feature. Issue 05-08 should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This Issue should be applied by retrospective application pursuant to FASB Statement No. 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27. Therefore, this Issue would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. Early application is permitted in periods for which financial statements have not been issued.
The Company’s management has not assessed the potential impact of this standard on its financial statements.
5. Emerging Issues Task Force Issue 05-07 (“Issue 05-07”)
In September 2005, the EITF discussed Issue 05-07, which addresses how to account for modifications to conversion options embedded in debt instruments and other related issues. This Issue applies to convertible debt instruments that are accounted for under APB Opinion No. 14 and related interpretations and to modifications that are not accounted for as extinguishments under Issue 96-19. This Issue should be applied to future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.
The Company’s management has not assessed the potential impact of this standard on its financial statements.
6. Emerging Issues Task Force Issue 05-06 (“Issue 05-06”)
In June and September 2005, the EITF discussed Issue 05-06, which addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. This Issue does not address the amortization of intangible assets that may be recognized in a business combination for the favorable or unfavorable terms of a lease relative to market prices. The Task Force reached a consensus that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date of acquisition. Also, the Task Force reached a consensus that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date the leasehold improvements are purchased. Furthermore, at the September 15, 2005 meeting, the Task Force agreed to clarify that the consensus in this Issue does not apply to preexisting leasehold improvements. Therefore, the consensus in this Issue should not be used to justify the reevaluation of the amortization period for preexisting leasehold improvements for additional renewal periods that are reasonably assured when new leasehold improvements are placed into service significantly after and are not contemplated at or near the beginning of the lease term. This Issue should be applied to leasehold improvements (within the scope of this Issue) that are purchased or acquired in reporting periods beginning after Board ratification of the consensus (June 29, 2005). Early application of the consensus is permitted in periods for which financial statements have not been issued.
The Company’s management has not assessed the potential impact of this standard on its financial statements.
Roberto Philipps
Chief Financial Officer

Annual Report and Accounts 2005
Report and Accounts of Ternium S.A. (Luxembourg GAAP)
Index to annual accounts
Management Report
Report of the Statutory Auditor
Balance Sheet
Profit and loss account
Notes to the accounts

Annual Report and Accounts 2005
Management Report
The board of directors of Ternium S.A. (the “Company”) submits the annual accounts for the fiscal year ended December 31, 2005 in accordance with the article 20 of the Company’s articles of association and Luxembourg applicable laws and regulations.
Results for the year
Profit for the year ended December 31, 2005 totaled USD 107,6 million.
During this financial year, the Company obtained dividends totaling USD 133,9 million, from its investments in Consorcio Siderurgia Amazonia Ltd (USD102,1 million), Fasnet International S.A. (USD4,0 million), Inversiones Siderurgicas S.A. (USD22,5 million) and Hylsa Latin LLC (USD 5,3 million).
Main charge for the period were the interest expense (USD 21,3 million), as result of the amounts owed to affiliated companies and financial institutions involved in the acquisition of Hylsamex SA de CV and its subsidiaries.
Other profit and loss were recorded under other financial results (profit USD 0,3 million) and taxes (loss USD 5,2 million).
As of December 31, 2005, the Company had investments in affiliated companies for USD 4,483,155,423. These financial assets were acquired by the Company as a result of capital contributions to the Company made by Inversora Siderurgica Limited (“ISL”); on June 29, 2005 ISL contributed to Ternium all of its assets and liabilities, including, but not limited to, a 100% interest in III BVI and a 100% interest in Fasnet; on September 15, 2005, ISL contributed its 21.17% interest in Amazonia, a “Cuota” representing 24.40% of Ylopa and other items and finally, on October 27, 2005 Usiminas Europa A/S,. (“Usiminas”) exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company.
Between September 22, 2005 and October 27, 2005, I.I.I.-Industrial Investments Inc transferred to the Company all of its shares of Siderar S.A.I.C., Consorcio Siderurgia Amazonia Ltd., Inversiones Siderúrgicas S.A., Techintrade Uruguay S.A., Hylsa Latin LLC and Ylopa-Serviços de Consultadoria Lda in consideration of the assumption by the Company of I.I.I.-Industrial Investments Inc’s obligations under the Credit Agreement and the Convertible and Subordinated Loan Agreements.
On September 22, 2005, the Company assumed all of I.I.I.-Industrial Investments Inc’s rights and obligations under:
•	the Second Amended and Restated Credit Agreement for an aggregate principal amount of USD1.0 billion, dated as of August 16, 2005, by and among I.I.I.-Industrial Investments Inc, as borrower, the lenders listed on the signature pages thereof, as lenders, Citibank, N.A., as administrative agent, and Citibank, N.A. as collateral agent (the “Credit Agreement”); and

•	several convertible and subordinated loans for an aggregate principal amount of USD 594 million (collectively, the “Convertible Loans”) from various affiliated and unaffiliated lenders (collectively, the “Subordinated Lenders”) under several convertible and subordinated loan agreements, dated as of various dates, each among I.I.I.-Industrial Investments Inc, as borrower, the relevant lenders thereto, as lenders, and the Company (collectively, the “Convertible and Subordinated Loan Agreements”).

Annual Report and Accounts 2005
As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2005 consist of:

			Book value at	Net	Book value at
	Jurisdiction of	% of	12.31.2004	Additions	12.31.2005
Company	Organization	ownership	USD	USD	USD

I.I.I.-Industrial Investments Inc	British Virgin Islands	99%	—	1,490,636,610	1,490,636,610

Consorcio Siderurgia Amazonia Ltd.	Cayman Islands	45.237%	—	890,920,421	890,920,421

Hylsa Latin LLC	USA	26.5992%	—	26,325,700	26,325,700

Inversiones Siderúrgicas S.A.	Panama	100%	—	561,050,327	561,050,327

Siderar S.A.I.C.	Argentina	56.0686%	—	1,367,654,500	1,367,654,500

Techintrade Uruguay S.A.	Uruguay	100%	—	120,000,000	120,000,000

Ylopa — Serviços de Consultadoria Lda.	Portugal	54.62%	—	7,378,665	7,378,665

Fasnet International SA	Panama	99%	—	19,189,200	19,189,200

Shares in subsidiary companies			—	4,483,155,423	4,483,155,423

The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime (régime fiscal des sociétés de participations financières) in Luxemburg starting 1 January 2006.
On January 11, 2006, the Company announced that it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission related to its proposed initial public offering of 24,844,720 American Depositary Shares (“ADSs”), each representing ten shares of common stock.
The Company’s initial public offering of 24,844,720 ADSs was priced at USD 20 per ADS.
Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.
The Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.
The Company’s initial public offering was settled on February 6, 2006. As a result of the Company’s initial public offering, the Company received proceeds of approximately USD 497 million. The Company used all of the proceeds received from the offering to pay down the Company’s indebtedness under the Credit Agreement after deducting related expenses.
Outlook
Steel demand in our primary markets was strong in 2005, achieving growth rates above the world average, a pace that is expected to continue this year. Latin American economies continue to enjoy high commodity prices, low international interest rates and decreasing country risk premiums. The

Annual Report and Accounts 2005
economic trends are expected to remain favorable in our regional markets in 2006, with GDP and international trade expected to grow at above historical averages.
Steel prices are expected to remain stable in 2006, while the Central and South America operations are expected to have higher prices for iron ore, as the price increase negotiated by Sidor in November 2005 will finally affect its production cost.

Roberto Philipps
Chief Financial Officer

Annual Report and Accounts 2005
Independent auditor’s report
To the shareholders of
Ternium S.A.
Luxembourg
We have audited the annual accounts of Ternium S.A. for the year ended December 31, 2005 and have read the related management report. These annual accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.
We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Ternium S.A. as of December 31, 2005 and of the results of its operations for the year then ended.
The management report is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, February 28, 2006
Réviseur d’entreprises
Represented by

Mervyn R. Martins

Annual Report and Accounts 2005
Balance sheets as at December 31, 2005 and 2004
(expressed in United States Dollars)

	Note	12/31/2005	12/31/2004
		USD	USD
ASSETS

Formation expenses	4	5,456,249	1,077

		5,456,249	1,077

Fixed assets
Financial assets
- Shares in affiliated undertakings	5	4,483,155,423	—

		4,483,155,423	—

Current assets
Debtors
- Receivables owed by affiliated undertakings	6	5,306,317	—
- Other receivables		8,270	—

		5,314,587	—

- Cash at banks and cash in hand	7	66,564,262	40,667

Total assets		4,560,490,521	41,744

The accompanying notes are an integral part of these annual accounts.

Annual Report and Accounts 2005
Balance sheets as at December 31, 2005 and 2004 (Contd.)
(expressed in United States Dollars)

	Note	12/31/2005	12/31/2004
		USD	USD
LIABILITIES
Shareholders’ equity	8
- Share capital		1,396,551,887	41,472
- Legal reserve	9	139,655,189	—
- Distributable reserves		279,580,555	—
- Non distributable reserves		980,017,925	—
- Accumulated deficit		(11,537)	(343)
- Profit (Loss) for the year		107,623,638	(11,194)

		2,903,417,657	29,935

Provisions
- Initial Public Offering expenses provision		4,580,500	—
- Tax provision	12	1,340,685	22

		5,921,185	22

Creditors
- Amounts owed to affiliated undertakings becoming due and payable after more than one year	10	603,683,346	—
becoming due and payable within one year		27,580,299
- Amounts owed to credit institutions becoming due and payable after more than one year	11	872,500,000	—
becoming due within one year	11	146,896,667	—

- Other creditors		491,367	11,787

		1,651,151,679	11,787

Total liabilities		4,560,490,521	41,744

The accompanying notes are an integral part of these annual accounts.

Annual Report and Accounts 2005
Profit and loss accounts for the years ended
December 31, 2005 and 2004
(expressed in United States Dollars)

	Note	12/31/2005	12/31/2004
		USD	USD
CHARGES
Amortization of formation expenses	4	828	249
Administrative and general expenses		57,558	11,788
Interest expense		21,348,194	—
Taxes	12	5,173,275	59
Profit for the year		107,623,638	—
Total charges		134,203,493	12,096

INCOME
Realized gain on exchange		6,939	775
Other interest income		315,225	127
Dividends income	13	133,866,322	—
Income for own shares cancellation	14	15,007	—
Loss for the year			11,194
Total Income		134,203,493	12,096

The accompanying notes are an integral part of these annual accounts.

Annual Report and Accounts 2005
Notes to the accounts
Note 1 — Business of the Company and corporate reorganization
(a) Business of the Company
Ternium S.A. (the “Company” or “Ternium”) was incorporated on December 22, 2003 under the name “Zoompart Holding S.A.” as a Luxembourg société anonyme holding under the law of August 10, 1915 relating to commercial companies and the law of July 31, 1929 relating to holding companies for an unlimited period.
The registered office of the Company is established in Luxembourg. The Company’s financial year starts on January 1 and ends on December 31 of each year.
The Company’s objective is to invest in companies that manufacture, process and distribute flat and long steel products, providing raw materials for several industrial activities.
The Company also prepares consolidated financial statements, which are published according to the provisions of the law and that are available at the registered office of the Company, 46a, Avenue John F. Kennedy, L-1855, Luxembourg.
In January 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sale 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). Also, the Company has granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. Such option has been exercised on February 23, 2006 for 22,981,360 shares. 2,004,743,442 shares (including shares in the form of ADSs) will be outstanding upon completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans mentioned in Note 2(ii), exercise of the option granted to the underwriters and consummation of the transactions contemplated in the Corporate Reorganization Agreement described in Note 1 (b).
The proceeds of the Initial Public Offering totaled USD 496.9 million and have been used to repay Tranche A of the Ternium Credit Facility (as defined below) after deducting related expenses. See Note 16.

Annual Report and Accounts 2005
(b) Corporate reorganization
On May 6, 2005, Inversora Siderurgica Limited (“ISL”) acquired a 96.77% interest in Ternium, which it afterwards increased to an interest of almost 100% of its issued and outstanding capital. On June 29, 2005, ISL assigned and contributed to Ternium all of its assets and liabilities, including, but not limited to, a 100% interest in I.I.I. – Industrial Investments Inc (“I.I.I. BVI”) and a 100% interest in Fasnet, in exchange for 959,482,775 shares of Ternium.
Also, on September 9, 2005 Tenaris S.A. (“Tenaris”) agreed to exchange with ISL its 21.17% interest (14.49% direct ownership at December 31, 2004) in Amazonia, and its 24.40% interest in Ylopa for 209,460,856 shares of the Company.
On September 15, 2005, ISL made a second contribution of all of its assets and liabilities including 750,021,919 shares of the Company, a 21.17% interest in Amazonia, a “Cuota” representing 24.40% of Ylopa and other items, in exchange for 959,482,775 new shares of the Company. Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.
On September 22, 2005, the Company assumed all of I.I.I. BVI’s rights and obligations under the Ternium Credit Facility, dated as of August 16, 2005, for an aggregate principal amount of USD1,000 million entered into among I.I.I. BVI and the lenders named therein; and several Subordinated Convertible Loan Agreements, each among I.I.I. BVI, as borrower, the subordinated lender party thereto, as lender, and the Company.
On October 27, 2005, I.I.I BVI transferred to the Company all of its shares of Siderar, Amazonia, Inversiones Siderúrgicas, Techintrade, Hylsa Latin and Ylopa in consideration of the assumption by Ternium of I.I.I. BVI’s obligations under the Ternium Credit Facility and the Subordinated Convertible Loan Agreements.
In October 2005, Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for shares of the Company (the “Usiminas Exchange”) for 227,608,254 new shares of the Company. Upon the consummation of this exchange the capital was increased to USD 1,396,551,887 represented by 1,396,551,887 shares of 1 USD nominal value each.
Furthermore, in November 2005, Siderúrgica del Turbio S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana S.A. (“Sivensa”), exchanged with ISL its 3.42% equity interest in Amazonia for shares of the Company. ISL has, under the terms of the Corporate Reorganization Agreement (as defined below), contributed such interest in Amazonia to the Company in exchange for shares of the Company after the settlement of the Initial Public Offering (the “Sivensa Exchange”).

Annual Report and Accounts 2005
ISL and the Company entered into a reorganization agreement (the “Corporate Reorganization Agreement”) pursuant to which ISL committed to deliver shares of the Company to the Underwriters and to the Subordinated Lenders (as defined below) in an amount sufficient to satisfy the Company’s obligation to deliver shares of the Company to the Underwriters (excluding any shares to be delivered in connection with the Underwriters’ over-allotment option) and to the Subordinated Lenders pursuant to the terms of the Initial Public Offering and the Subordinated Convertible Loan Agreements. As provided in the Corporate Reorganization Agreement, after ISL’s delivery of such shares, ISL will contribute all of its assets and liabilities (including the credit against the Company arising from such delivery of shares, its interest in Amazonia resulting from the Sivensa Exchange and any remaining shares of the Company) to the Company in exchange for that number of newly issued shares of the Company equal to the number of shares of the Company held by ISL prior to the Sivensa Exchange.
Note 2- Acquisition of business
On May 18, 2005, I.I.I. BVI, Hylsamex S.A. de C.V. (“Hylsamex”) and Alfa S.A. de C.V. (“Alfa”) entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, I.I.I. BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa.
As part of the transfer of rights and obligations of I.I.I. BVI, the Company assumed the following liabilities:
i)	an amended and restated credit agreement, dated as of August 16, 2005 among I.I.I. BVI and lenders (including affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo- und Vereinsbank AG ) for an aggregate principal amount of USD 1,000 million (the “Ternium Credit Facility”). The Ternium Credit Facility is comprised of two equal tranches:
–	Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006.

–	Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points.
ii)	several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the “Subordinated Lenders”, the agreements, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on the date on which the Company delivers the ADSs to the Underwriters upon consummation of the Initial Public Offering, the Subordinated Convertible Loans would be converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering.

Annual Report and Accounts 2005
Note 3 — Summary of significant accounting policies
3.1 Basis of preparation
The annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements.
3.2 Foreign currency translation
Financial assets, current and non-current assets and debts denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction. Only realized exchange gains and losses and unrealized losses are accounted for in the profit and loss accounts.
3.3 Formation expenses
Formation expenses are amortized over a period of 5 years.
3.4 Financial assets
Financial assets are stated at cost. In case of other than temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist.
3.5 Receivables and payables
Receivables and payables are valued at their nominal value.
3.6 Short-term investments
Short-term investments are valued at their nominal value.

Annual Report and Accounts 2005
Note 4 – Formation expenses

	December 31, 2005	December 31, 2004
Formation expenses	USD	USD
Gross amount
- at the beginning of the year	1,657	1,657
- additions of IPO expenses (i)	5,456,000	—

- at the end of the year	5,457,657	1,657

Amortization
- at the beginning of the year	580	331
- charge for the year	828	249

- at the end of the year	1,408	580

Net book value at the end of the year	5,456,249	1,077

(i)	Expenses incurred in connection with the Initial Public Offering will be amortized beginning in February 2006, which is the closing date of such process.

Annual Report and Accounts 2005
Note 5 – Financial assets
- Shares in affiliated undertakings
Ternium’s investments in affiliated undertakings at December 31, 2005 were as follows:

			Book value at		Book value at
		% of beneficial	12.31.2004	Net Additions	12.31.2005
Company	Country	ownership	USD	USD	USD
I.I.I. Industrial Investments Inc.	British Virgin Islands	99%	—	1,490,636,610	1,490,636,610
Consorcio Siderurgia Amazonia Ltd.	Cayman Islands	45.237%	—	890,920,421	890,920,421
Hylsa Latin LLC	USA	26.5992%	—	26,325,700	26,325,700
Inversiones Siderúrgicas S.A.	Panama	100%	—	561,050,327	561,050,327
Siderar S.A.I.C.	Argentina	56.0686%	—	1,367,654,500	1,367,654,500
Techintrade Uruguay S.A.	Uruguay	100%	—	120,000,000	120,000,000
Ylopa — Serviços de Consultadoria Lda.	Portugal	54.62%	—	7,378,665	7,378,665
Fasnet International S.A.	Panama	99%	—	19,189,200	19,189,200
Shares in affiliated undertakings			—	4,483,155,423	4,483,155,423
Note 6 – Receivables owed by affiliated undertakings
Correspond to dividends distributed by Hylsa Latin LLC which were collected in February 2006.

Annual Report and Accounts 2005
Note 7 – Cash at banks and cash in hand as of December 31, 2005.

Citifunds — Time deposits denominated in USD		USD	USD 66,480,905
KBL, Luxembourg — DDA account denominated in Euros	132	Eur	USD 157
Citibank, London — DDA account denominated in USD		USD	USD 51,409
Citibank, London — DDA account denominated in Euros	25,861	Eur	USD 30,619
Petty Cash	990	Eur	USD 1,172

			USD 66,564,262
Note 8 — Shareholders’ equity

				Non-
	Share	Legal	Distributable	distributable	Retained	Result for the	Shareholders’
Item	Capital	reserve	reserves	reserves	earnings	year	Equity
	USD
Balance at the beginning of the year	41,472	—	—	—	(343)	(11,194)	29,935
Capital increase dated June 29, 2005	959,482,775	95,948,277	191,896,555	671,637,943	—	—	1,918,965,550
Cancellation of own shares	(41,470)	—	—	—	—	—	(41,470)
Capital increase dated September 15, 2005	959,482,775	95,948,277	191,896,259	671,635,277	—	—	1,918,962,588
Cancellation of own shares	(750,021,919)	(75,002,191)	(150,004,384)	(525,015,344)	—	—	(1,500,043,838)
Capital increase dated October 27, 2005	227,608,254	22,760,826	45,792,125	161,760,049	—	—	457,921,254
Allocation of previous year results	—	—	—	—	(11,194)	11,194	—
Profit for the year	—	—	—	—	—	107,623,638	107,623,638
Balance at the end of the year	1,396,551,887	139,655,189	279,580,555	980,017,925	(11,537)	107,623,638	2,903,417,657
The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2005 was 1,396,551,887 shares with a par value of USD 1 per share.
On June 29, 2005 Ternium’s Board of Directors approved a capital increase in the context of the contribution in kind received from ISL. Such capital increase (amounting to USD 1,918,965,550) was

Annual Report and Accounts 2005
allocated as follows: USD 959,482,775 to share capital, USD 95,948,277 to the Company’s legal reserve, USD 191,896,555 to other distributable reserves and USD 671,637,943 to non-distributable reserves (share premium), in accordance with Luxembourg legislation.
On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company. Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.
On October 27, 2005, Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa for 227,608,254 shares of the Company (the “Usiminas Exchange”) and the Company’s issued and outstanding share capital reached USD 1,396,551,887 represented by 1,396,551,887 shares of 1 USD nominal value each.
Note 9 — Legal reserve
In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. The legal reserve is not available for distribution to shareholders.
Note 10 — Amounts owed to affiliated undertakings

December 31, 2005
USD
Non current
Subordinated Convertible Loans
III BVI	447,505,025
Tenaris S.A	40,357,806
Usinas Siderurgicas de Minas Gerais S.A.	115,820,515

603,683,346
Current
Ylopa — Serviços de Consultadoría Lda. (Madeira) ]	24,255,389
Inversiones Siderúrgicas S.A. (Panama)	5,484
Siderar S.A.I.C. (Argentina)	3,319,426

Total Current	27,580,299
Note 11 — Amounts owed to credit institutions

December 31, 2005
USD
Non current
Citibank Loan	872,500,000
Current
Citibank Loan	146,896,667
Note 12 — Taxes
The Company is subject to the subscription tax of 0,2%. The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding

Annual Report and Accounts 2005
company tax regime (régime fiscal des sociétés de participations financières) in Luxemburg starting 1 January 2006.
The Company is also subject to personal assets tax in Argentina for the holding of stock in its subsidiary Siderar S.A.I.C.
Note 13 — Dividends income

December 31, 2005
USD
Consorcio Siderurgia Amazonia Ltd. (Cayman Island)	102,110,755
Fasnet International S.A. (Panama)	4,000,000
Inversiones Siderúrgicas S.A. (Panama)	22,449,250
Hylsa Latin LLC (USA)	5,306,317

Total	133,866,322
Note 14 — Income for own shares cancellation
Upon consummation of June 29, 2005 ISL’s capital contribution to the Company, ISL contributed 41,470 shares of the Company for an aggregate value of USD 29,935.
Immediately upon receipt of those Company shares, the Company cancelled them for their nominal value of USD 41,470. The difference between both values, amounting to USD 11,535 was recorded as income for the year.
In a subsequent capital increase, Ternium received and cancelled its own shares and issued new shares. The difference between the assets received and the shares issued (USD 3,472) was also recorded as income for the year.
Note 15 — Parent Company
The Company is controlled by Inversora Siderurgica Limited, a company incorporated and existing under the laws of Gibraltar. The ultimate parent company is Rocca & Partners.
Note 16 — Post balance sheet events
On January 11, 2006, the Company announced that it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission related to its proposed initial public offering of 24,844,720 American Depositary Shares (“ADSs”), each representing ten shares of common stock.
The Company’s initial public offering of 24,844,720 ADSs was priced at USD 20 per ADS. Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.

Annual Report and Accounts 2005
The Company’s management used the proceeds from the Initial Public Offering to repay Tranch A of the Company’s Credit Facility.
On February 9, 2006, ISL contributed all of its assets and liabilities to the Company (including the Company shares then held by Inversora Siderurgica Limited) in exchange for 959,482,775 newly-issued, fully paid-up shares of the Company. As a result of this transaction, the issued and outstanding share capital of the Company was set at USD 1,981,762,082 represented by 1,981,762,082 shares with a par value of USD 1 per share.
As mentioned in Note 2, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.
On February 23, 2006, the Underwriters exercised the option to purchase 2,298,136 ADSs at the public offering price of USD 20 per ADS less an underwriting discount of USD0,55 per ADS.

Annual Report and Accounts 2005
Contact Info
Corporate information
Registered Office
46a Avenue John F. Kennedy
L1855 — Luxembourg
Luxembourg
(352) 26478978 tel
(352) 26478979 fax

Principal Executive Offices
México	Venezuela	Argentina
Av. Guerrero Nte. 151	Av. La Estancia, Edificio General, 9th Floor	Av. Leandro N. Alem 1067 22nd Floor
San Nicolás de los Garza - Nuevo León	Urbanización Chuao — Caracas	C1001AAF — Buenos Aires
66452 México	Venezuela	Argentina
(52) 81 8865 2828 phone	(58) 212 600 3901 phone	(54) 11 4018 4100 phone
(54) 11 4018 1000 fax
Investor Information

Investor Relations Director	General Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Phone
Toll free number for U.S. callers: 1 866 890 0443
Argentina: (54) 11 4018 2389
México: (52) 81 8865 1240

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll free number for U.S. callers: 1 888 269 2377
International Callers: (1) 212 815 3700
shareowners@bankofny.com
CUSIP Number: 880890108
Internet
www.ternium.com

TERNIUM S.A.
Instructions to The Bank of New York, as Depositary
(Must be received prior to 3:00 p.m. on June 1, 2006)
The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business May 1, 2006, at the Annual General Shareholders’ Meeting of the Company to be held on June 7, 2006, at 2:30 p.m. (local time) at 46A, Avenue John F. Kennedy L-1855 Luxembourg and at any adjournment or postponement thereof, as specified on the reverse side.
If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities.
NOTES:
1. Please direct the Depositary how to vote by placing an X In the appropriate box opposite the resolutions.
To include any comments, please mark this box. 0
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

€ DETACH PROXY CARD HERE €

Mark, Sign, Date and Return	☒ Votes must be indicated (x) in Black or Blue ink.
the Proxy Card Promptly Using the Enclosed Envelope.

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
AGENDA

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2005.	☐	☐	☐	6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.	☐	☐	☐

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005.	☐	☐	☐	7.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.	☐	☐	☐

3.	Allocation of results.	☐	☐	☐	8.	Board of Directors’ compensation.	☐	☐	☐

4.	Discharge to the members of the Board of Directors and to the former members of the Board of Directors Messrs. Carlos M. Franck and Fernando R. Mantilla for the exercise of their mandate throughout the year ended December 31, 2005.	☐	☐	☐	9.	Appointment of independent auditors and approval of their fees.	☐	☐	☐

5.	Election of the Board of Directors’ members.	☐	☐	☐

					To change your address, please mark this box. ☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

					Date Share Owner sign here		Co-Owner sign here

2